Exhibit 99.1
Management's discussion and analysis

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 3

Management’s discussion and analysis
In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.
All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 9, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.
Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2026 (Q3 2026 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2025 dated March 5, 2026 (BCE 2025 Annual MD&A) as updated in BCE's MD&A for the first quarter of 2026 dated May 6, 2026 (BCE 2026 First Quarter MD&A) and BCE's MD&A for the second quarter of 2026 dated August 5, 2026 (BCE 2026 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 4, 2026, the date of this MD&A, unless otherwise stated.
You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2025 dated March 5, 2026 (BCE 2025 AIF) and recent financial reports, including the BCE 2025 Annual MD&A, the BCE 2026 First Quarter MD&A and the BCE 2026 Second Quarter MD&A on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.
Documents and other information contained on BCE’s website or in any other site referred to on BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein unless explicitly stated.
This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2026 and 2025.

Caution regarding forward-looking statements
This MD&A and, in particular, but without limitation, section 3.1, Bell CTS the section and sub-sections entitled Assumptions and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to: Bell’s artificial intelligence (AI) data centre facility in the Rural Municipality of Sherwood, Saskatchewan, including the timing for operation of the facility; the proposed expansion of Bell AI Fabric in Saskatchewan, including the expected benefits and impacts of such expansion; project spending for the facility in the fourth quarter of 2026; expected capital expenditures for the facility; Bell's expectations that it will provide updates regarding Bell AI Fabric and the facility as development progresses; the proposed transaction with La Caisse, including the benefits and opportunities expected to result from the proposed transaction; Bell’s relationship with and control over TowerCo; the expected timing of the closing of the proposed transaction with La Caisse; the acquisition of a United States (U.S.) fibre business by Ziply Fiber and Network FiberCo, including the expected timing and completion of the acquisition; BCE's expected cash contribution to the aggregate purchase price for acquisitions of U.S. fibre businesses by Ziply Fiber; a potential restructured transaction involving Northwestel Inc. (Northwestel); the proposed disposition of our land mobile radio networks services business to Motorola Solutions Canada Networks Inc., including the expected timing and completion of the disposition; the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre; the risks associated with our financial instruments and the methods by which we manage such risks; expected financial impacts from interest rate and foreign currency exposures; the impact of changes to critical accounting estimates and new accounting pronouncements; the anticipated impact of regulatory developments; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.
Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 4, 2026 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and
4 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at November 4, 2026. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations or rules thereunder in Canada, the U.S. or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of any transaction involving Northwestel are subject to risks and uncertainties, including, without limitation, the parties' ability to agree on an alternative transaction structure, which may affect its completion, terms or timing and, as such, there can be no assurance that a transaction will
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occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed transaction will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed transaction with La Caisse are subject to closing conditions, termination rights and other risks and uncertainties, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed transaction will be realized; risks relating to the development, construction and operation of data centres; data centre customer concentration and counterparty credit; demand for data centre capacity and competition; and AI and data centre regulatory, environmental and permitting matters.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2025 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2025 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please see section 4.8, Litigation in this MD&A for an update to the legal proceedings described in the BCE 2025 AIF, which section 4.8 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2026 First Quarter MD&A, in the BCE 2026 Second Quarter MD&A and in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Please also see section 7, Business risks in this MD&A for a description of the risk factors relating to our Bell AI Fabric data centre business, which section 7 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment in the BCE 2026 First Quarter MD&A and in the BCE 2026 Second Quarter MD&A, as well as in section 4.8, Litigation and in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2025 Annual MD&A remain substantially unchanged.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint arrangements and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 4, 2026. Moreover, except as otherwise indicated by us, our guidance and outlook, including with respect to capital expenditures, capital intensity and free cash flow, do not reflect the impact of any AI data centre project, other than those currently under development or construction and supported by binding tenant commitments. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.
6 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

1 Overview

1.1 Financial highlights
BCE Q3 2026 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,182	$701	$2,786
million	million	million
+2.2% vs. Q3 2025	(84.6%) vs. Q3 2025	+0.9% vs. Q3 2025

Net earnings attributable to common shareholders	Adjusted net earnings (1)	Cash flows from operating activities	Free cash flow (1)
$630	$695	$2,218	$854
million	million	million	million
(86.0%) vs. Q3 2025	(5.2%) vs. Q3 2025	+15.9% vs. Q3 2025	(14.9%) vs. Q3 2025

BCE customer connections (6)

Total mobile phones	Bell Communication and Technology Services (Bell CTS) high-speed Internet (2) (3) (5)	Bell CTS residential fibre-to-the-home (FTTH) Internet (2) (3) (5)
+0.3%	(2.1%)	+2.8%
10.4 million subscribers at September 30, 2026	4.9 million subscribers at September 30, 2026	3.7 million subscribers at September 30, 2026

Bell CTS video (4)	Bell CTS retail residential network access services (NAS) lines
+2.6%	(10.2%)
2.2 million subscribers at September 30, 2026	1.6 million subscribers at September 30, 2026

(1)Adjusted EBITDA is a total of segments measure and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 9.3, Total of segments measures and section 9.1, Non-GAAP financial measures in this MD&A for more information on these measures.
(2)In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
(3)Effective January 1, 2026, we updated our Internet subscriber metrics to include wholesale subscribers as a result of the impacts on our operations of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision mandating the establishment of an aggregated wholesale high-speed access (HSA) service on fibre-to-the-premise (FTTP) facilities. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability. Additionally, we expanded our disclosure to separately report residential FTTH subscribers and net activations.
(4)Effective January 1, 2026, Bell CTS Canada updated the definition of an Internet protocol television (IPTV) subscriber to include bundled streaming service subscribers, which are reflected under a new video subscriber metric. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability.
(5)Residential FTTH Internet subscribers are included within high-speed Internet subscribers.
(6)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
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BCE consolidated income statements - selected information

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Operating revenues
Service	5,412	5,329	83	1.6%	16,253	15,768	485	3.1%
Product	770	720	50	6.9%	2,273	2,296	(23)	(1.0%)
Total operating revenues	6,182	6,049	133	2.2%	18,526	18,064	462	2.6%
Operating costs	(3,396)	(3,287)	(109)	(3.3%)	(10,407)	(10,070)	(337)	(3.3%)
Adjusted EBITDA	2,786	2,762	24	0.9%	8,119	7,994	125	1.6%
Adjusted EBITDA margin (1)	45.1%	45.7%		(0.6) pts	43.8%	44.3%		(0.5) pts
Net earnings attributable to:
Common shareholders	630	4,502	(3,872)	(86.0%)	1,804	5,711	(3,907)	(68.4%)
Preferred shareholders	40	38	2	5.3%	116	119	(3)	(2.5%)
Non-controlling interest (NCI)	31	15	16	n.m.	77	52	25	48.1%
Net earnings	701	4,555	(3,854)	(84.6%)	1,997	5,882	(3,885)	(66.0%)
Adjusted net earnings	695	733	(38)	(5.2%)	1,888	1,958	(70)	(3.6%)
Net earnings per common share (EPS)	0.67	4.84	(4.17)	(86.2%)	1.93	6.15	(4.22)	(68.6%)
Adjusted EPS (2)	0.74	0.79	(0.05)	(6.3%)	2.02	2.11	(0.09)	(4.3%)
n.m.: not meaningful
(1)Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to section 9.6, KPIs in this MD&A for more information on this measure.
(2)Adjusted EPS is a non-GAAP ratio. Refer to section 9.2, Non-GAAP ratios in this MD&A for more information on this measure.
BCE consolidated statements of cash flows – selected information

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Cash flows from operating activities	2,218	1,914	304	15.9%	5,529	5,432	97	1.8%
Capital expenditures	(1,330)	(891)	(439)	(49.3%)	(3,251)	(2,383)	(868)	(36.4%)
Free cash flow	854	1,003	(149)	(14.9%)	2,700	2,953	(253)	(8.6%)
Q3 2026 financial highlights
BCE operating revenues grew by 2.2% in Q3 2026, compared to the same period last year, driven by both higher service and product revenues of 1.6% and 6.9%, respectively. The growth in service revenues was attributable to our Bell CTS U.S. segment, as a result of the acquisition of Ziply Fiber on August 1, 2025, which included Ziply Fiber's results for a full quarter compared to only two months in Q3 2025, along with higher Bell Media revenues, led by the success of the broadcast of the 2026 Fédération Internationale de Football Association (FIFA) World Cup coupled with increased direct-to-consumer (DTC) streaming revenues, as well as reflecting the continued growth from our AI-powered solutions business (1) in Bell CTS Canada. The year-over-year increase in service revenues was moderated by continued erosion in legacy voice, data and TV services and ongoing lower demand for traditional advertising. Although wireless service revenues declined year over year, pricing on base rate plans in the market was much more disciplined. The growth in product revenues was driven by greater wireline equipment sales to large business customers, partly offset by reduced wireless product revenues mainly from lower device sales to consumers.
Net earnings of $701 million and net earnings attributable to common shareholders of $630 million in the third quarter of 2026 decreased by $3,854 million and $3,872 million, respectively, compared to the same period last year, mainly due to lower gains on investments resulting from the sale of our minority stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) in 2025, partly offset by lower impairment of assets, lower income taxes and lower other expense.
BCE adjusted EBITDA increased by 0.9% in Q3 2026, compared to the same period last year, driven by our Bell CTS U.S. segment, mainly due to the acquisition of Ziply Fiber on August 1, 2025, which included Ziply Fiber's results for a full quarter compared to only two months in Q3 2025, and reflected growth from our Bell Media segment, partly offset by a decline in our Bell CTS Canada segment. The year-over-year growth in adjusted EBITDA was driven by higher operating revenues, partly offset by greater operating expenses. This resulted in an adjusted EBITDA margin of 45.1% in Q3 2026, down 0.6 pts over Q3 2025, primarily due to higher operating expenses, reflecting the inclusion of the operating costs of Ziply Fiber as a result of the acquisition and an increased proportion of low margin product sales in our total revenue base, partly offset by ongoing cost containment and operating efficiencies achieved across the company.
BCE’s EPS of $0.67 in Q3 2026 decreased by $4.17 compared to the same period last year.
(1)AI-powered solutions revenues is comprised of revenues from Ateko, Bell Cyber, and Bell AI Fabric.
8 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

In the third quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $695 million, or $0.74 per common share, compared to $733 million, or $0.79 per common share, for the same period last year.
Cash flows from operating activities in the third quarter of 2026 increased by $304 million, compared to the same period last year, mainly due to higher working capital, lower income taxes paid, lower interest paid and lower severance, acquisition and other costs paid.
Free cash flow in the third quarter of 2026 decreased by $149 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.

1.2 Key corporate and business developments
This section contains forward-looking statements, including relating to Bell’s AI data centre facility in the Rural Municipality of Sherwood, Saskatchewan, including the timing for operation of the facility; the proposed expansion of Bell AI Fabric in Saskatchewan, including the expected benefits and impacts of such expansion; project spending for the facility in the fourth quarter of 2026; expected capital expenditures for the facility; Bell's expectation that it will provide updates regarding Bell AI Fabric and the facility as development progresses; the proposed transaction with La Caisse, including the benefits and opportunities expected to result from the proposed transaction; Bell’s relationship with and control over TowerCo; the expected timing of the closing of the proposed transaction with La Caisse; and the proposed disposition of our land mobile radio networks services business to Motorola Solutions Canada Networks Inc., including the expected timing and completion of the disposition. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Agreement with La Caisse for a 49.9% equity interest in Bell's wireless tower infrastructure company
On October 27, 2026, Bell Canada entered into a definitive agreement with global investment group La Caisse, under which La Caisse will acquire a 49.9% stake in a newly formed wireless tower infrastructure company, TowerCo, for a purchase price of $2.45 billion, subject to customary adjustments. TowerCo will own and operate Bell's portfolio of passive wireless infrastructure assets, comprising more than 5,000 sites across Canada.
Bell will retain a 50.1% controlling equity interest in TowerCo, and TowerCo's financial results will be consolidated into Bell’s consolidated financial statements. TowerCo is expected to have no financial debt at closing. TowerCo will lease capacity on the transferred towers to Bell, and Bell will maintain access to existing sites through long-term agreements. TowerCo will develop new sites for Bell as needed. Bell will retain full ownership and control of its spectrum, all active network equipment and owned land.
The transaction is expected to close in the first quarter of 2027, following receipt of regulatory approvals and satisfaction of other customary closing conditions.
Bell AI Fabric Saskatchewan data centre and memorandum of understanding for potential expansion
On March 16, 2026, Bell announced a partnership with the Government of Saskatchewan to develop a 300 megawatt (MW) AI data centre in the Rural Municipality of Sherwood, Saskatchewan. On October 1, 2026, Bell and the Government of Saskatchewan marked construction milestones at the site, with all four buildings in the first phase under construction. We continue to expect the first data hall to come online in the first half of 2027.
On September 14, 2026, Bell Canada and the Government of Saskatchewan announced a non-binding memorandum of understanding (MOU) to expand Bell AI Fabric in Saskatchewan through the development of up to 900 MW of additional capacity at the Sherwood facility which, together with the previously announced 300 MW, would create a path to 1.2 gigawatts (GW) of capacity in the province.
As at September 30, 2026, capital expenditures and associated cash outflows for the Sherwood facility were approximately $475 million, mainly related to the purchase of equipment, building construction and labour. Project spending is expected to increase in the fourth quarter of 2026 as construction continues and orders of long-lead-time components progress.
We previously expected the construction of the originally announced 300 MW of capacity to require approximately $1.7 billion of incremental capital expenditures. With the anticipated expansion of the Sherwood facility from 300 MW to up to 1.2 GW, we now expect total capital expenditures at the facility over time to exceed $1.7 billion. We expect to provide further updates on Bell AI Fabric, including the Sherwood facility, as development progresses.
Disposition of land mobile radio networks services business
On March 26, 2026, Bell Mobility Inc. entered into an agreement to sell its land mobile radio networks services business to Motorola Solutions Canada Networks Inc., a subsidiary of Motorola Solutions, for $675 million, subject to customary adjustments and a deferred net working capital settlement. We previously expected the transaction to close in the fourth
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quarter of 2026 but now expect it to close in the first half of 2027. The transaction remains subject to the receipt of third-party approvals and satisfaction of other closing conditions and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of the land mobile radio networks services business are included in our Bell CTS Canada segment.

1.3 Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A, in the BCE 2026 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.
Assumptions about the Canadian economy
The economic outlook remains highly dependent on the evolution of Canada’s trade relationship with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 1.0% in 2026, representing an increase from the earlier estimate of 0.7%
•Continued subdued population growth
•Moderate growth in consumer spending, supported by household income growth, but tempered by higher energy prices and trade-related uncertainty
•Improving business investment, supported by investment in machinery and equipment, including AI, and government incentives, partly offset by trade-related uncertainty
•Elevated consumer price index (CPI) inflation, reflecting higher energy prices and increasing cost pressures from imported goods
•Continued labour market softness
•Interest rates expected to remain subject to uncertainty, reflecting elevated inflation and tighter financial conditions
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
Assumptions about the U.S. economy
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment
Canadian market assumptions
•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers
U.S. market assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and data centre connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol (VoIP) offerings
Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards
10 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2026 compared with Q3 and YTD 2025. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS Canada, Bell CTS U.S. and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Operating revenues
Service	5,412	5,329	83	1.6%	16,253	15,768	485	3.1%
Product	770	720	50	6.9%	2,273	2,296	(23)	(1.0%)
Total operating revenues	6,182	6,049	133	2.2%	18,526	18,064	462	2.6%
Operating costs	(3,396)	(3,287)	(109)	(3.3%)	(10,407)	(10,070)	(337)	(3.3%)
Adjusted EBITDA	2,786	2,762	24	0.9%	8,119	7,994	125	1.6%
Adjusted EBITDA margin	45.1%	45.7%		(0.6) pts	43.8%	44.3%		(0.5) pts
Severance, acquisition and other costs	(46)	(82)	36	43.9%	(90)	(370)	280	75.7%
Depreciation	(961)	(969)	8	0.8%	(2,929)	(2,859)	(70)	(2.4%)
Amortization	(385)	(340)	(45)	(13.2%)	(1,149)	(1,009)	(140)	(13.9%)
Finance costs
Interest expense	(465)	(457)	(8)	(1.8%)	(1,378)	(1,322)	(56)	(4.2%)
Net return on post-employment benefit plans	37	26	11	42.3%	110	77	33	42.9%
Impairment of assets	(2)	(970)	968	99.8%	(13)	(987)	974	98.7%
Net gains (losses) on investments	2	5,175	(5,173)	(100.0%)	(1)	5,165	(5,166)	n.m.
Other (expense) income	(11)	(95)	84	88.4%	85	185	(100)	(54.1%)
Income taxes	(254)	(495)	241	48.7%	(757)	(992)	235	23.7%
Net earnings	701	4,555	(3,854)	(84.6%)	1,997	5,882	(3,885)	(66.0%)
Net earnings attributable to:
Common shareholders	630	4,502	(3,872)	(86.0%)	1,804	5,711	(3,907)	(68.4%)
Preferred shareholders	40	38	2	5.3%	116	119	(3)	(2.5%)
NCI	31	15	16	n.m.	77	52	25	48.1%
Net earnings	701	4,555	(3,854)	(84.6%)	1,997	5,882	(3,885)	(66.0%)
Adjusted net earnings	695	733	(38)	(5.2%)	1,888	1,958	(70)	(3.6%)
EPS	0.67	4.84	(4.17)	(86.2%)	1.93	6.15	(4.22)	(68.6%)
Adjusted EPS	0.74	0.79	(0.05)	(6.3%)	2.02	2.11	(0.09)	(4.3%)
n.m.: not meaningful
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 11

2.2 Customer connections
Total BCE net activations

	Q3 2026	Q3 2025	% change	YTD 2026	YTD 2025	% change
Mobile phone net subscriber activations	53,689	68,018	(21.1%)	116,370	161,901	(28.1%)
Postpaid	24,110	11,511	n.m.	82,651	46,460	77.9%
Prepaid	29,579	56,507	(47.7%)	33,719	115,441	(70.8%)
Mobile connected device net subscriber activations	41,840	83,505	(49.9%)	168,755	216,991	(22.2%)
Bell CTS high-speed Internet net subscriber activations (1)	27,186	29,083	(6.5%)	62,701	37,439	67.5%
Bell CTS Canada	23,436	24,431	(4.1%)	48,956	32,787	49.3%
Bell CTS U.S.	3,750	4,652	(19.4%)	13,745	4,652	n.m.
Bell CTS video net subscriber (losses) activations (1)	(5,514)	(1,666)	n.m.	12,868	(33,488)	n.m.
Bell CTS Canada	(5,328)	(1,609)	n.m.	13,516	(33,431)	n.m.
Bell CTS U.S.	(186)	(57)	n.m.	(648)	(57)	n.m.
Bell CTS retail residential NAS lines net losses	(48,659)	(45,990)	(5.8%)	(135,949)	(138,120)	1.6%
Bell CTS Canada	(45,604)	(42,866)	(6.4%)	(125,959)	(134,996)	6.7%
Bell CTS U.S.	(3,055)	(3,124)	2.2%	(9,990)	(3,124)	n.m.
Total services net activations	68,542	132,950	(48.4%)	224,745	244,723	(8.2%)
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
Total BCE customer connections

	Q3 2026	Q3 2025	% change
Mobile phone subscribers (3) (7)	10,433,954	10,398,934	0.3%
Postpaid (3) (7)	9,633,130	9,525,355	1.1%
Prepaid (3)	800,824	873,579	(8.3%)
Mobile connected device subscribers (3) (7)	3,435,436	3,252,554	5.6%
Bell CTS high-speed Internet subscribers (1) (2) (4) (6) (8)	4,942,447	5,049,650	(2.1%)
Bell CTS Canada (4)	4,489,333	4,602,137	(2.5%)
Bell CTS U.S. (1) (6) (8)	453,114	447,513	1.3%
Bell CTS video subscribers (2) (5) (8)	2,158,569	2,103,713	2.6%
Bell CTS Canada (5)	2,153,378	2,097,681	2.7%
Bell CTS U.S. (8)	5,191	6,032	(13.9%)
Bell CTS retail residential NAS lines (6) (8)	1,586,229	1,766,361	(10.2%)
Bell CTS Canada	1,520,348	1,685,045	(9.8%)
Bell CTS U.S. (6) (8)	65,881	81,316	(19.0%)
Total services subscribers	22,556,635	22,571,212	(0.1%)
(1)In Q3 2026, our high-speed Internet subscriber base increased by 3,839 subscribers as a result of a small acquisition made by Ziply Fiber in the quarter.
(2)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(3)Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
(4)At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(5)At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
(6)In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
(7)In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
(8)In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.
12 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

BCE total services net subscriber activations of 68,542 in Q3 2026 decreased by 48.4% compared to Q3 2025 and consisted of:
•53,689 mobile phone net subscriber activations and 41,840 mobile connected device net subscriber activations
•27,186 Bell CTS high-speed Internet net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 23,436
•Bell CTS U.S. net subscriber activations of 3,750
•5,514 Bell CTS video net subscriber losses, composed of:
•Bell CTS Canada net subscriber losses of 5,328
•Bell CTS U.S. net subscriber losses of 186
•48,659 Bell CTS retail residential NAS lines net losses, composed of:
•Bell CTS Canada net losses of 45,604
•Bell CTS U.S. net losses of 3,055
In the first nine months of the year, BCE added 224,745 total services net subscriber activations, down 8.2% compared to the first nine months of last year and consisted of:
•116,370 mobile phone net subscriber activations and 168,755 mobile connected device net subscriber activations
•62,701 Bell CTS high-speed Internet net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 48,956
•Bell CTS U.S. net subscriber activations of 13,745
•12,868 Bell CTS video net subscriber activations, composed of:
•Bell CTS Canada net subscriber activations of 13,516
•Bell CTS U.S. net subscriber losses of 648
•135,949 Bell CTS retail residential NAS lines net losses, composed of:
•Bell CTS Canada net losses of 125,959
•Bell CTS U.S. net losses of 9,990
At September 30, 2026, BCE's customer connections totalled 22,556,635, down 0.1% year over year, and consisted of:
•10,433,954 mobile phone subscribers, up 0.3% year over year, and 3,435,436 mobile connected device subscribers, up 5.6% year over year
•4,942,447 Bell CTS high-speed Internet subscribers, down 2.1% year over year, composed of:
•Bell CTS Canada subscribers of 4,489,333, down 2.5% year over year
•Bell CTS U.S. subscribers of 453,114, up 1.3% year over year
•2,158,569 Bell CTS video subscribers, up 2.6% year over year, composed of:
•Bell CTS Canada subscribers of 2,153,378, up 2.7% year over year
•Bell CTS U.S. subscribers of 5,191, down 13.9% year over year
•1,586,229 Bell CTS retail residential NAS lines, down 10.2% year over year, composed of:
•Bell CTS Canada lines of 1,520,348, down 9.8% year over year
•Bell CTS U.S. lines of 65,881, down 19.0% year over year

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 13

2.3 Operating revenues

BCE	BCE
Revenues	Revenues
(in $ millions)	(in $ millions)

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS	5,476	5,408	68	1.3%	16,317	15,988	329	2.1%
Bell CTS Canada	5,238	5,248	(10)	(0.2%)	15,611	15,828	(217)	(1.4%)
Bell CTS U.S.	238	160	78	48.8%	706	160	546	n.m.
Bell Media	803	732	71	9.7%	2,499	2,350	149	6.3%
Inter-segment eliminations	(97)	(91)	(6)	(6.6%)	(290)	(274)	(16)	(5.8%)
Total BCE operating revenues	6,182	6,049	133	2.2%	18,526	18,064	462	2.6%
n.m.: not meaningful
BCE
BCE operating revenues increased by 2.2% in Q3 2026 and by 2.6% in the first nine months of the year, compared to the same periods last year, reflecting service revenues of $5,412 million in Q3 2026 and $16,253 million year to date, up year over year by 1.6% and 3.1%, respectively, and product revenues of $770 million in Q3 2026 and $2,273 million in the first nine months of the year, up in the quarter by 6.9% year over year, but down year to date by 1.0%. The growth in BCE operating revenues was attributable to an increase in Bell CTS of 1.3% in the quarter and 2.1% year to date, driven by growth from Bell CTS U.S. of $78 million in Q3 2026 and $546 million year to date, mainly due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to revenues for only a two-month period in the comparable periods last year, partly offset by a decline in Bell CTS Canada of 0.2% in Q3 2026 and 1.4% year to date, while revenues in our Bell Media segment grew by 9.7% in Q3 2026 and by 6.3% year to date.

14 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

2.4 Operating costs

BCE	BCE
Operating cost profile	Operating cost profile
Q3 2025	Q3 2026

BCE	BCE
Operating cost profile	Operating cost profile
YTD 2025	YTD 2026

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS	(2,946)	(2,883)	(63)	(2.2%)	(8,853)	(8,625)	(228)	(2.6%)
Bell CTS Canada	(2,803)	(2,794)	(9)	(0.3%)	(8,439)	(8,536)	97	1.1%
Bell CTS U.S.	(143)	(89)	(54)	(60.7%)	(414)	(89)	(325)	n.m.
Bell Media	(547)	(495)	(52)	(10.5%)	(1,844)	(1,719)	(125)	(7.3%)
Inter-segment eliminations	97	91	6	6.6%	290	274	16	5.8%
Total BCE operating costs	(3,396)	(3,287)	(109)	(3.3%)	(10,407)	(10,070)	(337)	(3.3%)
n.m.: not meaningful
(1)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.
BCE
BCE operating costs increased by 3.3% in both Q3 2026 and in the first nine months of the year, compared to the same periods in 2025, driven by higher year-over-year expenses in Bell CTS of 2.2% in the quarter and 2.6% year to date, along with greater year over year costs in Bell Media of 10.5% and 7.3%, respectively. The year-over-year increase in Bell CTS operating costs was due to increased expenses in Bell CTS U.S. of $54 million in Q3 2026 and $325 million year to date, mainly driven by the acquisition of Ziply Fiber on August 1, 2025, which contributed to expenses for only a two-month period in the comparable periods last year, along with higher expenses in Bell CTS Canada of 0.3% in the quarter. During the first nine months of 2026, the year-over-year increase in Bell CTS operating costs was moderated by lower Bell CTS Canada costs of 1.1%.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 15

2.5 Net earnings

BCE	BCE
Net earnings	Net earnings
(in $ millions)	(in $ millions)

Net earnings in the third quarter of 2026 decreased by $3,854 million, compared to the same period last year, mainly due to lower gains on investments resulting from the sale of our minority stake in MLSE in 2025, partly offset by lower impairment of assets, lower income taxes and lower other expense.
Net earnings on a year-to-date basis in 2026 decreased by $3,885 million, compared to the same period last year, mainly due to lower gains on investments resulting from the sale of our minority stake in MLSE, higher depreciation and amortization as well as higher other expense, partly offset by lower impairment of assets, lower severance, acquisition and other costs, lower income taxes and higher adjusted EBITDA.
16 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

2.6 Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA
(in $ millions)	(in $ millions)

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS (1)	2,530	2,525	5	0.2%	7,464	7,363	101	1.4%
Adjusted EBITDA margin	46.2%	46.7%		(0.5) pts	45.7%	46.1%		(0.4) pts
Bell CTS Canada	2,435	2,454	(19)	(0.8%)	7,172	7,292	(120)	(1.6%)
Adjusted EBITDA margin	46.5%	46.8%		(0.3) pts	45.9%	46.1%		(0.2) pts
Bell CTS U.S.	95	71	24	33.8%	292	71	221	n.m.
Adjusted EBITDA margin	39.9%	44.4%		(4.5) pts	41.4%	44.4%		(3.0) pts
Bell Media	256	237	19	8.0%	655	631	24	3.8%
Adjusted EBITDA margin	31.9%	32.4%		(0.5) pts	26.2%	26.9%		(0.7) pts
Total BCE adjusted EBITDA	2,786	2,762	24	0.9%	8,119	7,994	125	1.6%
Adjusted EBITDA margin	45.1%	45.7%		(0.6) pts	43.8%	44.3%		(0.5) pts
n.m.: not meaningful
(1)Bell CTS adjusted EBITDA is a total of segments measure. See section 9.3, Total of segments measures in this MD&A for more information on this measure.
BCE
BCE adjusted EBITDA increased by 0.9% in Q3 2026 and by 1.6% in the first nine months of the year, compared to the same periods last year, due to higher operating revenues, partly offset by greater operating costs. The growth was driven by our Bell Media segment, up 8.0% in Q3 2026 and 3.8% year to date, along with an increase in Bell CTS of 0.2% in Q3 2026 and 1.4% year to date, due to the contribution from our Bell CTS U.S. segment of $24 million and $221 million, respectively, mainly driven by the acquisition of Ziply Fiber on August 1, 2025, which contributed to adjusted EBITDA for only a two-month period in the comparable periods last year, partly offset by a decline in our Bell CTS Canada segment of 0.8% and 1.6%, respectively. This drove an adjusted EBITDA margin of 45.1% in Q3 2026, down 0.6 pts over Q3 2025 from higher operating expenses, including the acquisition of Ziply Fiber, along with a greater proportion of low margin product sales in our total revenue base, mitigated in part by continued cost containment and operating efficiencies across the company. In the first nine months of the year, adjusted EBITDA margin of 43.8% decreased by 0.5 pts, over the same period last year, resulting from the same factors described above, with the exception of a reduced proportion of low margin product sales in our total revenue base that moderated the margin decline.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 17

2.7 Severance, acquisition and other costs
2026
Severance, acquisition and other costs of $46 million in the third quarter of 2026 and $90 million on a year-to-date basis included:
•Severance costs of $11 million in Q3 2026 and $59 million on a year-to-date basis related to employee terminations
•Acquisition and other costs of $35 million in Q3 2026 and $31 million on a year-to-date basis
2025
Severance, acquisition and other costs of $82 million in the third quarter of 2025 and $370 million on a year-to-date basis included:
•Severance costs of $5 million in Q3 2025 and $250 million on a year-to-date basis related to employee terminations
•Acquisition and other costs of $77 million in Q3 2025 and $120 million on a year-to-date basis

2.8 Depreciation and amortization
Depreciation
Depreciation in the third quarter of 2026 decreased by $8 million compared to the same period in 2025, mainly due to a lower asset base excluding Ziply Fiber and lower cost of removal, partly offset by the acquisition of Ziply Fiber on August 1, 2025. Depreciation on a year-to-date basis in 2026 increased by $70 million compared to the same period in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025, partly offset by a lower asset base excluding Ziply Fiber and lower cost of removal.
Amortization
Amortization in the third quarter of 2026 and on a year-to-date basis in 2026 increased by $45 million and $140 million, respectively, compared to the same periods in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025 and a higher asset base excluding Ziply Fiber.

2.9 Finance costs
Interest expense
Interest expense in the third quarter of 2026 and on a year-to-date basis in 2026 increased by $8 million and $56 million, respectively, compared to the same periods last year, due to higher average cost of debt and higher debt balances.
Net return on post-employment benefit plans
Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2026, the discount rate was 4.9% compared to 4.7% on January 1, 2025.
In the third quarter of 2026 and on a year-to-date basis in 2026, net return on post-employment benefit plans increased by $11 million and $33 million, respectively, compared to the same periods last year, as a result of a higher discount rate in 2026.
The impacts of changes in market conditions during the year are recognized in Other comprehensive income (OCI).
18 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

2.10 Impairment of assets
2025
During the third quarter of 2025, we identified indicators of impairment for our Bell Media TV services, radio markets and out-of-home (OOH) advertising business, due to a decline in legacy advertising demand and spending in the linear advertising market as we transition to digital. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill for the Bell Media group of CGUs.
We recognized $976 million of impairment charges for English and French TV services, radio markets and our OOH advertising business within our Bell Media segment. These charges included $554 million allocated to indefinite-life intangible assets for broadcast licences, spectrum and other licences and brands, $250 million allocated to program and feature film rights, $103 million allocated to property, plant and equipment for network, infrastructure and equipment and assets under construction, $47 million allocated to software, $18 million allocated to prepaid expenses and inventory, and $4 million allocated to finite-life intangible assets mainly for trademarks.

2.11 Gains on investments
2025
In the third quarter and on a year-to-date basis in 2025, gains on investments of $5,175 million and $5,165 million, respectively, included a $5.2 billion gain on sale of our minority stake in MLSE on July 1, 2025.

2.12 Other (expense) income
2026
Other expense of $11 million in the third quarter of 2026 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by interest income.
Other income of $85 million on a year-to-date basis in 2026 included net early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series US-1, US-2, US-4, US-5, US-6, US-7 Notes and Series M-3, M-39, M-45, M-52 and M-60 medium-term note (MTN) debentures and interest income, partly offset by net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.
2025
Other expense of $95 million in the third quarter of 2025 included early debt redemption costs due to the redemption by Bell Canada of the outstanding principal amounts of Ziply Fiber's Secured Fiber Network Revenue Term Notes (Term Notes) and Secured Fiber Network Revenue Funding Notes (Funding Notes).
Other income of $185 million on a year-to-date basis in 2025 included early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series M-39, M-45, M-51 and M-55 MTN debentures, and a portion of its Series US-2, US-4, US-5, US-6, and US-7 Notes, and interest income, partly offset by early debt redemption costs due to the redemption by Bell Canada of the outstanding principal amounts of Ziply Fiber's Term Notes and Funding Notes, and foreign exchange losses on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 19

2.13 Income taxes
The following table reconciles the amount of reported income taxes in the consolidated income statements (income statements) with income taxes calculated at a statutory income tax rate of 26.8% for the three and nine month periods ended September 30, 2026 and 2025.

	Three months		Nine months
For the period ended September 30	2026	2025	2026	2025
Net earnings	701	4,555	1,997	5,882
Add back income taxes	254	495	757	992
Earnings before income taxes	955	5,050	2,754	6,874
Applicable statutory tax rate	26.8%	26.8%	26.8%	26.8%
Income taxes computed at applicable statutory rates	(256)	(1,353)	(738)	(1,842)
Non-taxable portion of gains on investments	1	840	2	839
Uncertain tax positions	—	19	—	22
Change in estimate relating to prior periods	6	(1)	5	(1)
Non-taxable portion of equity losses	—	—	(1)	(2)
Other	(5)	—	(25)	(8)
Total income taxes	(254)	(495)	(757)	(992)
Average effective tax rate	26.6%	9.8%	27.5%	14.4%
Income taxes in the third quarter of 2026 and on a year-to-date basis in 2026 decreased by $241 million and $235 million, respectively, compared to the same periods last year, mainly due to higher taxable income in 2025 as a result of the gain on sale of $5.2 billion that was recorded on the disposition of our minority stake in MLSE.

2.14 Net earnings attributable to common shareholders and EPS
Net earnings attributable to common shareholders in the third quarter of 2026 of $630 million, decreased by $3,872 million, compared to the same period last year, mainly due to lower gains on investments resulting from the sale of our minority stake in MLSE in 2025, partly offset by lower impairment of assets, lower income taxes and lower other expense.
Net earnings attributable to common shareholders on a year-to-date basis in 2026 of $1,804 million, decreased by $3,907 million, compared to the same period last year, mainly due to lower gains on investments resulting from the sale of our minority stake in MLSE, higher depreciation and amortization as well as higher other expense, partly offset by lower impairment of assets, lower severance, acquisition and other costs, lower income taxes and higher adjusted EBITDA.
BCE’s EPS of $0.67 in Q3 2026 decreased by $4.17 compared to the same period last year. BCE’s EPS of $1.93 on a year-to-date basis in 2026 decreased by $4.22 compared to the same period last year.
In the third quarter of 2026, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, net early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $695 million, or $0.74 per common share, compared to $733 million, or $0.79 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2026 was $1,888 million, or $2.02 per common share, compared to $1,958 million, or $2.11 per common share, for the first nine months of 2025.
20 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

3 Business segment analysis

3.1 Bell CTS
This section contains forward-looking statements, including relating to a potential restructured transaction involving Northwestel; the acquisition of a U.S. fibre business by Ziply Fiber and Network FiberCo, including the expected timing and completion of the acquisition; and BCE's expected cash contribution to the aggregate purchase price for acquisitions of U.S. fibre businesses by Ziply Fiber. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Key business developments
Deployment of a cybersecurity AI model with Cohere
On September 23, 2026, Bell Canada and Cohere announced the deployment of a domain-specific cybersecurity AI model within Bell Cyber's security operations. The model, built using Cohere's technology and Bell Cyber's cybersecurity data, is running on Bell AI Fabric infrastructure in Canada and is being integrated into Bell Cyber's Autonomous Security Operations Centre.
Memorandum of understanding with Cisco to collaborate on sovereign AI infrastructure
On September 29, 2026, Bell Canada and Cisco announced a MOU to collaborate on a sovereign AI infrastructure offering in Canada. Under the MOU, Bell and Cisco will work to bring together Bell’s Canadian data centre, network and operations capabilities with Cisco’s AI, security, observability and infrastructure and monitoring management technologies.
Launch of Bell On-Demand Network
On September 9, 2026, Bell launched Bell On-Demand Network, a digital platform through which business customers can order, activate, manage and scale connectivity on a self-serve basis. Built on Bell's fibre network and powered by Cisco infrastructure, the platform's initial offering, On-Demand Internet, is available in Ontario and Québec wherever fibre has been deployed.
Proposed Disposition of Northwestel
In June 2024, Bell Canada entered into an agreement for the disposition of Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for up to $1 billion, subject to adjustments. While the transaction will not proceed as previously announced, Bell Canada and Sixty North Unity continue to work together on a restructured transaction which may impact the timing, purchase price, equity interest to be divested and other economic terms.
Acquisitions of U.S. fibre businesses by Ziply Fiber
On September 1, 2026, Ziply Fiber completed an acquisition of a small U.S. fibre business. Subsequent to quarter end, on October 20, 2026, Ziply Fiber and Network FiberCo entered into an agreement to acquire another U.S. fibre business. Closing is expected in the first quarter of 2027, subject to regulatory approvals and customary closing conditions. BCE’s cash contribution to the aggregate purchase price for the two transactions is expected to be approximately $200 million in U.S. dollars ($281 million in Canadian dollars), subject to purchase price adjustments and net of Network FiberCo’s portion of the aggregate purchase price and includes BCE's portion of funding for Network FiberCo to acquire the last-mile fibre assets of the acquired businesses.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 21

Financial performance analysis
Q3 2026 performance highlights

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

$5,408
$5,476
$5,248
$5,238
$160
$238
Bell CTS Canada
Bell CTS U.S.
+1.3%
Q3 2025
Q3 2026

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

22 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Total mobile phone subscriber growth (4)	Mobile phone postpaid net subscriber activations in Q3 2026	Mobile phone prepaid net subscriber activations in Q3 2026	Mobile phone postpaid churn in Q3 2026 (4) (5)	Mobile phone blended average revenue per user (ARPU) (4) (6) per month

+0.3%	24,110	29,579	1.06%	(1.7%)
Q3 2026 vs. Q3 2025	vs. net activations of 11,511 in Q3 2025	Decreased 47.7% vs. Q3 2025	Decreased 0.07 pts vs. 1.13% in Q3 2025	Q3 2026: $57.07 Q3 2025: $58.04
High-speed Internet subscriber (decline) growth (1) (2) (3) (4)			Residential FTTH Internet subscriber growth (1) (2) (3) (4)
Q3 2026 vs. Q3 2025			Q3 2026 vs. Q3 2025
Bell CTS (1) (4)		(2.1%)	Bell CTS (1) (4)	+2.8%
Bell CTS Canada (4)		(2.5%)	Bell CTS Canada (4)	+2.4%
Bell CTS U.S. (1) (4)		+1.3%	Bell CTS U.S. (1) (4)	+6.4%
High-speed Internet net subscriber activations in Q3 2026 (2) (3)			Residential FTTH Internet net subscriber activations in Q3 2026 (2) (3)
Bell CTS		27,186	Bell CTS	67,199
Decreased 6.5 % vs. Q3 2025			Decreased 10.8% vs. Q3 2025
Bell CTS Canada		23,436	Bell CTS Canada	58,643
Decreased 4.1 % vs. Q3 2025			Decreased 12.2% vs. Q3 2025
Bell CTS U.S.		3,750	Bell CTS U.S.	8,556
Decreased 19.4 % vs. Q3 2025			Decreased 0.1 % vs. Q3 2025
Video subscriber growth (decline) (2) (4)			Retail residential NAS lines decline (4)
Q3 2026 vs. Q3 2025			Q3 2026 vs. Q3 2025
Bell CTS (4)		+2.6%	Bell CTS (4)	(10.2%)
Bell CTS Canada (4)		+2.7%	Bell CTS Canada	(9.8%)
Bell CTS U.S. (4)		(13.9%)	Bell CTS U.S. (4)	(19.0%)
Video net subscriber losses in Q3 2026 (2)			Retail residential NAS lines net losses in Q3 2026
Bell CTS		(5,514)	Bell CTS	(48,659)
vs. net losses of (1,666) in Q3 2025			Increased 5.8% vs. Q3 2025
Bell CTS Canada		(5,328)	Bell CTS Canada	(45,604)
vs. net losses of (1,609) in Q3 2025			Increased 6.4% vs. Q3 2025
Bell CTS U.S.		(186)	Bell CTS U.S.	(3,055)
vs. net losses of (57) in Q3 2025			Improved 2.2 % vs. Q3 2025
(1)In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
(2)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(3)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(4)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
(5)Mobile phone churn is defined as the rate at which existing mobile phone subscribers cancel their services. Refer to section 9.6, KPIs in this MD&A for more information on this measure.
(6)Mobile phone blended ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to section 9.6, KPIs in this MD&A for more information on this measure.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 23

Revenues
Bell CTS

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireless	1,781	1,804	(23)	(1.3%)	5,273	5,346	(73)	(1.4%)
Wireline data	2,241	2,165	76	3.5%	6,674	6,204	470	7.6%
Wireline voice	605	632	(27)	(4.3%)	1,863	1,885	(22)	(1.2%)
Other wireline services	72	80	(8)	(10.0%)	214	236	(22)	(9.3%)
External service revenues	4,699	4,681	18	0.4%	14,024	13,671	353	2.6%
Inter-segment service revenues	7	7	—	—	20	21	(1)	(4.8%)
Operating service revenues	4,706	4,688	18	0.4%	14,044	13,692	352	2.6%
Wireless	603	610	(7)	(1.1%)	1,743	1,828	(85)	(4.6%)
Wireline	167	110	57	51.8%	530	468	62	13.2%
External/operating product revenues	770	720	50	6.9%	2,273	2,296	(23)	(1.0%)
Total external revenues	5,469	5,401	68	1.3%	16,297	15,967	330	2.1%
Total operating revenues	5,476	5,408	68	1.3%	16,317	15,988	329	2.1%
Bell CTS operating revenues increased by 1.3% in Q3 2026 and by 2.1% in the first nine months of the year, compared to the same periods in 2025, due to the contribution from Bell CTS U.S. of $78 million in Q3 2026 and $546 million year to date, attributable to the acquisition of Ziply Fiber on August 1, 2025, which contributed to revenues for only a two-month period in the comparable periods last year, partly offset by a decline in Bell CTS Canada of 0.2% in Q3 2026 and 1.4% year to date. The year-over-year increase in revenue in the quarter was driven by both higher service and product revenues, while the year-to-date growth was attributable to greater service revenues, moderated by lower product revenues.
Bell CTS Canada

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireless	1,781	1,804	(23)	(1.3%)	5,273	5,346	(73)	(1.4%)
Wireline data	2,043	2,036	7	0.3%	6,084	6,075	9	0.1%
Wireline voice	568	603	(35)	(5.8%)	1,756	1,856	(100)	(5.4%)
Other wireline services	69	78	(9)	(11.5%)	205	234	(29)	(12.4%)
External service revenues	4,461	4,521	(60)	(1.3%)	13,318	13,511	(193)	(1.4%)
Inter-segment service revenues	7	7	—	—	20	21	(1)	(4.8%)
Operating service revenues	4,468	4,528	(60)	(1.3%)	13,338	13,532	(194)	(1.4%)
Wireless	603	610	(7)	(1.1%)	1,743	1,828	(85)	(4.6%)
Wireline	167	110	57	51.8%	530	468	62	13.2%
External/operating product revenues	770	720	50	6.9%	2,273	2,296	(23)	(1.0%)
Total external revenues	5,231	5,241	(10)	(0.2%)	15,591	15,807	(216)	(1.4%)
Total operating revenues	5,238	5,248	(10)	(0.2%)	15,611	15,828	(217)	(1.4%)
Bell CTS Canada operating revenues decreased by 0.2% in Q3 2026, compared to Q3 2025, driven by lower service revenues, mitigated in part by higher product revenues. In the first nine months of the year, operating revenues declined by 1.4% year over year, attributable to both lower service and product revenues. The service revenues decline was driven by lower wireline voice, wireless and other wireline services revenues, partly offset by a modest increase in data revenues.
Bell CTS Canada operating service revenues declined by 1.3% in Q3 2026 and by 1.4% in the first nine months of the year, compared to the same periods in 2025.
•Wireless revenues decreased by 1.3% in Q3 2026 and by 1.4% year to date, compared to the same periods last year, driven by lower ARPU, partly offset by continued growth in our postpaid mobile phone and connected device average subscriber bases
•Wireline data revenues grew modestly by 0.3% in the quarter and by 0.1% in the first nine months of the year, compared to the same periods in 2025, mainly driven by:
•Higher revenues from our AI-powered solutions business driven by growth in Ateko, our systems integrator and managed services practice, and Bell Cyber, our cybersecurity business, including the impact of small acquisitions made in 2025 and 2026, coupled with higher traditional business solutions services revenues from greater volumes

24 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

These factors were offset by:
•Lower Internet protocol (IP) broadband and legacy data revenues
•Reduced TV revenues, mainly from the erosion of our satellite TV and IPTV subscriber bases
•Modest decline in Internet revenues due to greater residential acquisition, retention and bundle discounts, mitigated in part by growth in our residential FTTH subscriber base coupled with the flow-through of residential rate increases
Additionally, year-to-date wireline data revenues were impacted by the unfavourable retroactive impact in Q2 2026 related to the CRTC decision which finalized wholesale rates for some high-speed Internet access services on our network.
•Wireline voice revenues decreased by 5.8% in Q3 2026, and by 5.4% year to date, compared to the same periods last year, primarily due to continued retail residential NAS lines erosion, coupled with business voice declines, driven by technological substitution to wireless and Internet-based services, partly offset by the flow-through of residential rate increases
•Other wireline services revenues decreased by 11.5% in Q3 2026 and by 12.4% in the first nine months of the year, compared to the same periods in 2025, primarily due to the sale in Q4 2025 of our home security and monitored alarm assets
Bell CTS Canada operating product revenues increased by 6.9% in Q3 2026 compared to Q3 2025, while in the first nine months of the year, operating product revenues declined by 1.0% year over year.
•Wireless operating product revenues decreased by 1.1% in Q3 2026 and by 4.6% year to date, compared to the same periods last year, attributable to fewer wireless device sales to consumers driven by lower contracted activations, partly offset by higher upgrade volumes in Q3 2026, mix shift to higher value handsets and lower discounting. The year-to-date decrease in product revenues also reflected fewer device sales to the government sector.
•Wireline operating product revenues increased by 51.8% in Q3 2026 and by 13.2% in the first nine months of the year, compared to the same periods in 2025, primarily from greater equipment sales to large business customers, including timing of sales to the public sector in Q3 2026
Bell CTS U.S.

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Wireline data	198	129	69	53.5%	590	129	461	n.m.
Wireline voice	37	29	8	27.6%	107	29	78	n.m.
Other wireline services	3	2	1	50.0%	9	2	7	n.m.
External/operating service revenues	238	160	78	48.8%	706	160	546	n.m.
Total external/operating revenues	238	160	78	48.8%	706	160	546	n.m.
n.m.: not meaningful
Bell CTS U.S. operating revenues increased by $78 million in Q3 2026 and by $546 million in the first nine months of 2026, compared to the same periods in 2025, due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to revenues for only a two-month period in the comparable periods last year, partly offset by lower year-over-year service revenue in the quarter, driven by reduced wireline voice revenues, while data revenues remained essentially stable year over year.
•Wireline data revenues grew by $69 million in the quarter and by $461 million in the first nine months of the year, compared to the same periods in 2025, mainly driven by the impact of the acquisition of Ziply Fiber on August 1, 2025, which was included in revenues for only a two-month period in the comparable periods last year, along with an essentially stable year-over-year organic performance in the quarter reflecting:
•Growth in Internet revenue from the continued expansion of Ziply Fiber’s FTTP footprint, moderated by greater competitive intensity from cable competitors
These factors were offset by:
•Lower IP broadband and legacy data revenues, reflecting ongoing legacy circuit disconnects in Ziply Fiber's wholesale market
•Reduced TV revenues, mainly from the erosion of Ziply Fiber's IPTV subscriber base
•Wireline voice revenues increased by $8 million in the quarter and by $78 million in the first nine months of the year, compared to the same periods in 2025, mainly driven by the impact of the acquisition of Ziply Fiber on August 1, 2025, which was included in revenue for only two months in the comparable periods of 2025, partly offset by a year-over-year decline in the quarter reflecting:
•Ongoing retail residential NAS lines erosion, combined with business voice declines, reflecting technological substitution to wireless and Internet-based services

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 25

Operating costs and adjusted EBITDA

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Bell CTS operating costs	(2,946)	(2,883)	(63)	(2.2%)	(8,853)	(8,625)	(228)	(2.6%)
Bell CTS Canada	(2,803)	(2,794)	(9)	(0.3%)	(8,439)	(8,536)	97	1.1%
Bell CTS U.S.	(143)	(89)	(54)	(60.7%)	(414)	(89)	(325)	n.m.
Bell CTS adjusted EBITDA	2,530	2,525	5	0.2%	7,464	7,363	101	1.4%
Margin	46.2%	46.7%		(0.5) pts	45.7%	46.1%		(0.4) pts
Bell CTS Canada	2,435	2,454	(19)	(0.8%)	7,172	7,292	(120)	(1.6%)
Margin	46.5%	46.8%		(0.3) pts	45.9%	46.1%		(0.2) pts
Bell CTS U.S.	95	71	24	33.8%	292	71	221	n.m.
Margin	39.9%	44.4%		(4.5) pts	41.4%	44.4%		(3.0) pts
n.m.: not meaningful
Bell CTS operating costs increased by 2.2% in Q3 2026 and by 2.6% in the first nine months of the year, compared to the same periods last year, due mainly to greater costs from Bell CTS U.S. of $54 million and $325 million, respectively, attributable to the acquisition of Ziply Fiber on August 1, 2025, which contributed to expenses for only a two-month period in the comparable periods last year. Additionally, Bell CTS Canada year-over-year operating costs increased by 0.3% in Q3 2026, while in the first nine months of the year, operating costs declined by 1.1%.
Bell CTS Canada operating costs increased by 0.3% in Q3 2026 compared to Q3 2025, driven by:
•Higher costs associated with the revenue growth from our AI-powered solutions business and traditional business solutions services
•Greater cost of goods sold driven by higher wireline product sales, partly offset by reduced wireless product sales
•Increased commissions expense paid to third party vendors
These factors were partly offset by:
•Cost reduction initiatives attributable to workforce reductions, savings from our customer service centres, and technology and automation-enabled operating efficiencies
During the first nine months of the year, operating costs declined 1.1% year-over-year as the factors described above were more than offset by lower year-to-date cost of goods sold associated with reduced wireless product sales and higher costs in Q2 2025 associated with the revenue from the G7 Leaders' Summit.
Bell CTS U.S. operating costs increased by $54 million in Q3 2026 and by $325 million in the first nine months of 2026, compared to the same periods last year, due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to operating costs for only a two-month period in the comparable periods last year, along with higher year-over-year costs primarily driven by:
•Higher costs associated with transitioning from a private company to a subsidiary of a public company and other acquisition related expenses
•Greater payments to other carriers including costs related to the Network FiberCo partnership
These factors were partly offset by:
•Labour and other operating expense savings reflecting ongoing operating efficiencies, including the simplification of systems and processes
Bell CTS adjusted EBITDA increased by 0.2% in Q3 2026 and by 1.4% in the first nine months of the year, compared to the same periods in 2025, driven by the contribution from Bell CTS U.S. of $24 million and $221 million, respectively, as a result of the acquisition of Ziply Fiber on August 1, 2025, which contributed to adjusted EBITDA for only a two-month period in the comparable periods last year, partly offset by a decline in Bell CTS Canada of 0.8% and 1.6%, respectively. The year-over-year adjusted EBITDA growth was driven by higher operating revenues, partly offset by increased operating costs. Bell CTS adjusted EBITDA margin of 46.2% in Q3 2026, decreased by 0.5 pts compared to Q3 2025, driven by greater operating costs, mainly attributable to the acquisition of Ziply Fiber, combined with a higher proportion of lower margin product sales in our total revenue base. In the first nine months of the year, Bell CTS adjusted EBITDA margin of 45.7% decreased by 0.4 pts compared to the same period in 2025, resulting from the same factors described above, with the exception of a reduced proportion of low margin product sales in our total revenue base that moderated the margin decline.
Bell CTS Canada adjusted EBITDA decreased by 0.8% in Q3 2026 compared to Q3 2025, due to lower operating revenues and increased operating expenses, while, in the first nine months of the year, adjusted EBITDA decreased by 1.6% year over year, due to lower operating revenues, moderated by reduced operating expenses. Adjusted EBITDA margin of 46.5% in Q3 2026 decreased by 0.3 pts over Q3 2025, driven by a greater proportion of lower margin product sales in our total revenue base along with lower service revenue flow-through, partly offset by operating expense savings from cost reduction initiatives and operating efficiencies. During the first nine months of the year, adjusted EBITDA margin of 45.9% declined by
26 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

0.2 pts compared to the same period in 2025, resulting from the same factors described above, with the exception of a reduced proportion of low margin product sales in our total revenue base that moderated the margin decline.
Bell CTS U.S. adjusted EBITDA increased by $24 million in Q3 2026 and by $221 million in the first nine months of the year, compared to the same periods last year, due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to adjusted EBITDA for only a two-month period in the comparable periods last year, partly offset by a year-over-year decline in adjusted EBITDA due to lower service revenues and increased operating expenses. Adjusted EBITDA margin of 39.9% in Q3 2026 and 41.4% year to date, declined by 4.5 pts and 3.0 pts, respectively, compared to the same periods in 2025, driven by greater operating costs, including higher costs associated with transitioning from a private company to a subsidiary of a public company and other acquisition related expenses, coupled with the payments to Network FiberCo.
Adjusted EBIT
Bell CTS

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	2,530	2,525	5	0.2%	7,464	7,363	101	1.4%
less: Severance, acquisition and other costs	(42)	(76)	34	44.7%	(80)	(349)	269	77.1%
Depreciation and amortization	(1,290)	(1,251)	(39)	(3.1%)	(3,904)	(3,689)	(215)	(5.8%)
Impairment of assets	(2)	6	(8)	n.m.	(13)	(11)	(2)	(18.2%)
Adjusted EBIT	1,196	1,204	(8)	(0.7%)	3,467	3,314	153	4.6%
n.m.: not meaningful
Bell CTS adjusted EBIT (1) in the third quarter of 2026 decreased by $8 million compared to the same period last year, due to higher depreciation and amortization mainly due to the acquisition of Ziply Fiber, partly offset by lower severance, acquisition and other costs. On a year-to-date basis in 2026, Bell CTS adjusted EBIT increased by $153 million compared to the same period last year, mainly due to lower severance, acquisition and other costs as well as higher adjusted EBITDA, partly offset by higher depreciation and amortization mainly due to the acquisition of Ziply Fiber.
Bell CTS Canada

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	2,435	2,454	(19)	(0.8%)	7,172	7,292	(120)	(1.6%)
less: Severance, acquisition and other costs	(30)	(76)	46	60.5%	(57)	(349)	292	83.7%
Depreciation and amortization	(1,187)	(1,208)	21	1.7%	(3,603)	(3,646)	43	1.2%
Impairment of assets	(2)	6	(8)	n.m.	(13)	(11)	(2)	(18.2%)
Adjusted EBIT	1,216	1,176	40	3.4%	3,499	3,286	213	6.5%
n.m.: not meaningful
Bell CTS Canada adjusted EBIT in the third quarter of 2026 and on a year-to-date basis in 2026 increased by $40 million and $213 million, respectively, compared to the same periods last year, mainly due to lower severance, acquisition and other costs as well as lower depreciation and amortization from a net lower asset base, partly offset by lower adjusted EBITDA.
Bell CTS U.S.

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	95	71	24	33.8%	292	71	221	n.m.
less: Severance, acquisition and other costs	(12)	—	(12)	n.m.	(23)	—	(23)	n.m.
Depreciation and amortization	(103)	(43)	(60)	n.m.	(301)	(43)	(258)	n.m.
Impairment of assets	—	—	—	—	—	—	—	—
Adjusted EBIT	(20)	28	(48)	n.m.	(32)	28	(60)	n.m.
n.m.: not meaningful
Bell CTS U.S. adjusted EBIT in the third quarter of 2026 and on a year-to-date basis in 2026 decreased by $48 million and $60 million, respectively, compared to the same periods last year, mainly due to higher depreciation and amortization as well as higher severance, acquisition and other costs, partly offset by higher adjusted EBITDA.

(1)Bell CTS adjusted EBIT is a total of segments measure. See section 9.3, Total of segments measures in this MD&A for more information on this measure.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 27

Bell CTS operating metrics
Wireless

	Q3 2026	Q3 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Mobile phones
Blended ARPU ($/month) (1)	57.07	58.04	(0.97)	(1.7%)	56.66	57.58	(0.92)	(1.6%)
Gross subscriber activations	480,267	514,661	(34,394)	(6.7%)	1,474,399	1,493,843	(19,444)	(1.3%)
Postpaid	296,498	315,607	(19,109)	(6.1%)	992,190	967,295	24,895	2.6%
Prepaid	183,769	199,054	(15,285)	(7.7%)	482,209	526,548	(44,339)	(8.4%)
Net subscriber activations	53,689	68,018	(14,329)	(21.1%)	116,370	161,901	(45,531)	(28.1%)
Postpaid	24,110	11,511	12,599	n.m.	82,651	46,460	36,191	77.9%
Prepaid	29,579	56,507	(26,928)	(47.7%)	33,719	115,441	(81,722)	(70.8%)
Blended churn % (average per month) (1)	1.39%	1.45%		0.06 pts	1.48%	1.45%		(0.03) pts
Postpaid (1)	1.06%	1.13%		0.07 pts	1.14%	1.13%		(0.01) pts
Prepaid (1)	5.32%	5.10%		(0.22) pts	5.64%	5.30%		(0.34) pts
Subscribers (1)	10,433,954	10,398,934	35,020	0.3%	10,433,954	10,398,934	35,020	0.3%
Postpaid (1)	9,633,130	9,525,355	107,775	1.1%	9,633,130	9,525,355	107,775	1.1%
Prepaid (1)	800,824	873,579	(72,755)	(8.3%)	800,824	873,579	(72,755)	(8.3%)
Mobile connected devices
Net subscriber activations	41,840	83,505	(41,665)	(49.9%)	168,755	216,991	(48,236)	(22.2%)
Subscribers (1)	3,435,436	3,252,554	182,882	5.6%	3,435,436	3,252,554	182,882	5.6%
n.m.: not meaningful
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Mobile phone blended ARPU of $57.07 in Q3 2026 and $56.66 year to date, declined by 1.7% and 1.6%, respectively, compared to the same periods last year, attributable to:
•Lower connection fees related to the implementation of a recent CRTC ruling prohibiting certain customer fees
•Decreased overage revenues from customers subscribing to unlimited and larger capacity data plans
•The onboarding of customers from a long-term mobile services contract win in the government sector at lower ARPU
•Lower outbound roaming revenues due to increased adoption of plans that include U.S. and international roaming and decreased international travel
These factors were partly offset by:
•The favourable impact from adjustments to our mobile phone subscriber bases
•Flow-through of rate increases
Year-to-date mobile phone blended ARPU decline was also impacted by competitive pricing pressures on base rate plans mainly in Q1 2026 and the non-recurrence of revenues related to the G7 Leaders' Summit in Q2 2025.
Mobile phone gross subscriber activations decreased by 6.7% in Q3 2026, compared to the same period last year, due to both lower postpaid and prepaid gross subscriber activations. In the first nine months of the year, mobile phone gross subscriber activations decreased by 1.3% year over year, due to lower prepaid gross subscriber activations, partly offset by higher postpaid gross subscriber activations.
•Mobile phone postpaid gross subscriber activations decreased by 6.1% in the quarter, compared to the same period last year, driven by reduced market activity stemming from less aggressive promotional offers and the unfavourable impact of limited population growth in Canada, partly offset by higher activations from our business markets mainly attributable to the onboarding of customers from a long-term mobile services contract win in the government sector. Conversely, in the first nine months of the year, postpaid gross activations increased by 2.6% year over year, mainly from greater market activity in Q1 2026 due to promotional offer intensity, which more than offset the factors above.
•Mobile phone prepaid gross subscriber activations decreased by 7.7% in Q3 2026 and by 8.4% year to date, compared to the same periods last year, due to limited population growth in Canada and fewer international students

28 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Mobile phone net subscriber activations decreased in both the quarter and year to date by 21.1% and 28.1%, respectively, compared to the same periods last year, due to lower prepaid net subscriber activations, partly offset by higher postpaid net subscriber activations.
•Mobile phone postpaid net subscriber activations increased by 12,599 in Q3 2026, compared to the same period last year, due to lower deactivations and greater migrations from prepaid, partly offset by lower gross activations. In the first nine months of the year, postpaid net subscriber activations increased by 77.9%, compared to last year, due to higher gross activations, and greater migrations from prepaid, partly offset by increased subscriber deactivations.
•Mobile phone prepaid net subscriber activations decreased by 47.7% in Q3 2026, compared to the same period last year, due to greater migrations to postpaid and lower gross activations, partly offset by lower subscriber deactivations. In the first nine months of the year, prepaid net subscriber activations decreased by 70.8% year over year, due to lower gross subscriber activations, greater migrations to postpaid, and higher subscriber deactivations.
Mobile phone blended churn of 1.39% in Q3 2026, decreased by 0.06 pts, compared to the same period last year, while in the first nine months of the year, blended churn of 1.48% increased by 0.03 pts year over year.
•Mobile phone postpaid churn of 1.06% in Q3 2026, decreased by 0.07 pts, compared to last year, driven by lower deactivations due to less market activity. Year-to-date postpaid churn of 1.14%, largely stable year-over-year, increasing by 0.01pts.
•Mobile phone prepaid churn of 5.32% in Q3 2026 and of 5.64% year to date, increased by 0.22 pts and 0.34 pts, respectively, compared to the same periods last year due to a lower average subscriber base.
Mobile phone subscribers at September 30, 2026 totalled 10,433,954, up 0.3% from 10,398,934 subscribers reported at the end of Q3 2025. This consisted of 9,633,130 postpaid subscribers, an increase of 1.1% from 9,525,355 subscribers reported at the end of Q3 2025, and 800,824 prepaid subscribers, a decrease of 8.3% from 873,579 subscribers reported at the end of Q3 2025.
Mobile connected device net subscriber activations decreased by 49.9% in Q3 2026 and by 22.2% year to date, compared to the same periods last year, due to higher business Internet of Things (IoT) deactivations, partly offset by year-over-year favourability from data devices and higher consumer IoT and connected cars net subscriber activations.
Mobile connected device subscribers at September 30, 2026 totalled 3,435,436, up 5.6% from 3,252,554 subscribers reported at the end of Q3 2025.
Wireline data
Internet

	Q3 2026	Q3 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS high-speed Internet net subscriber activations (2) (3)	27,186	29,083	(1,897)	(6.5%)	62,701	37,439	25,262	67.5%
Bell CTS Canada	23,436	24,431	(995)	(4.1%)	48,956	32,787	16,169	49.3%
Bell CTS U.S.	3,750	4,652	(902)	(19.4%)	13,745	4,652	9,093	n.m.
Bell CTS high-speed Internet subscribers (1) (2) (3) (4)	4,942,447	5,049,650	(107,203)	(2.1%)	4,942,447	5,049,650	(107,203)	(2.1%)
Bell CTS Canada (4)	4,489,333	4,602,137	(112,804)	(2.5%)	4,489,333	4,602,137	(112,804)	(2.5%)
Bell CTS U.S. (1) (4)	453,114	447,513	5,601	1.3%	453,114	447,513	5,601	1.3%
Bell CTS residential FTTH Internet net subscriber activations (2) (3)	67,199	75,334	(8,135)	(10.8%)	171,607	171,246	361	0.2%
Bell CTS Canada	58,643	66,766	(8,123)	(12.2%)	146,664	162,678	(16,014)	(9.8%)
Bell CTS U.S.	8,556	8,568	(12)	(0.1%)	24,943	8,568	16,375	n.m.
Bell CTS residential FTTH Internet subscribers (1) (2) (3) (4)	3,697,621	3,597,011	100,610	2.8%	3,697,621	3,597,011	100,610	2.8%
Bell CTS Canada (4)	3,306,996	3,229,828	77,168	2.4%	3,306,996	3,229,828	77,168	2.4%
Bell CTS U.S. (1) (4)	390,625	367,183	23,442	6.4%	390,625	367,183	23,442	6.4%
n.m.: not meaningful
(1)In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
(2)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(3)Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
(4)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 29

Bell CTS high-speed Internet net subscriber activations decreased by 6.5% in Q3 2026 compared to Q3 2025, resulting from a decline in Bell CTS Canada of 4.1%, coupled with a decline from Bell CTS U.S of 19.4%. During the first nine months of the year, net subscriber activations increased by 67.5%, compared to the same period last year, attributable to an increase in Bell CTS Canada of 49.3%, along with an increase in Bell CTS U.S. of 9,093. This included residential FTTH Internet net subscriber activations of 67,199 in the quarter, which declined by 10.8% compared to Q3 2025, mainly reflecting Bell CTS Canada year over year decline of 12.2%. Year-to-date residential FTTH Internet net subscriber activations of 171,607 were relatively stable year over year, as greater Bell CTS U.S. net activations of 16,375 essentially offset the decline in Bell CTS Canada net activations of 16,014.
Bell CTS Canada high-speed Internet net subscriber activations decreased by 4.1% in Q3 2026 compared to Q3 2025, including FTTH Internet net subscriber activations of 58,643, down 12.2% year over year, driven by lower net activations from our wholesale market, partly offset by higher retail net activations mainly driven by lower deactivations resulting from a reduced number of customers coming off of promotional offers, greater mix of contracted Internet subscribers and less competitive pressures, partly offset by limited population growth in Canada, along with less fibre footprint expansion. During the first nine months of the year, net subscriber activations increased by 49.3%, compared to the same period last year, mainly due to higher net activations in our wholesale market, partly offset by a modest decline in our retail market. This included residential FTTH Internet net subscriber activations of 146,664, down 9.8% over the same period in 2025. The decline in the retail market reflected lower activations which more than offset the reduced deactivations, attributable to the same factors described above.
Bell CTS U.S. high-speed Internet net subscriber activations decreased by 19.4% in Q3 2026 compared to Q3 2025, including residential FTTH net subscriber activations of 8,556, essentially stable year over year. The decline in net subscribers was driven by increased competitive intensity from cable competitors, partly offset by the acquisition of Ziply Fiber on August 1, 2025, which contributed to net subscribers for only a two-month period in the comparable period last year. During the first nine months of the year, net subscriber activations increased by 9,093 year over year, including residential FTTH net subscriber activations of 24,943, which increased by 16,375 year over year, due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to net subscribers for only a two-month period in the comparable period last year.
Bell CTS high-speed Internet subscribers totalled 4,942,447 at September 30, 2026, down 2.1% from 5,049,650 subscribers reported at the end of Q3 2025, due to a decline in Bell CTS Canada, partly offset by an increase in Bell CTS U.S. This included 3,697,621 residential FTTH subscribers, up 2.8% from 3,597,011 subscribers reported at the end of Q3 2025 from an increase in both Bell CTS Canada and Bell CTS U.S. In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
Bell CTS Canada high-speed Internet subscribers totalled 4,489,333 at September 30, 2026, down 2.5% from 4,602,137 subscribers reported at the end of Q3 2025. This included 3,306,996 residential FTTH subscribers, up 2.4% from 3,229,828 subscribers reported at the end of Q3 2025.
Bell CTS U.S. high-speed Internet subscribers totalled 453,114 at September 30, 2026, up 1.3% from 447,513 subscribers reported at the end of Q3 2025. This included 390,625 residential FTTH subscribers up 6.4% compared to 367,183 subscribers at the end of Q3 2025. In Q3 2026, our high-speed Internet subscriber base and our residential FTTH Internet subscriber base increased by 3,839 and 3,814 subscribers, respectively, as a result of a small acquisition made by Ziply Fiber in the quarter.
Video

	Q3 2026	Q3 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS video net subscriber (losses) activations (1)	(5,514)	(1,666)	(3,848)	n.m.	12,868	(33,488)	46,356	n.m.
Bell CTS Canada	(5,328)	(1,609)	(3,719)	n.m.	13,516	(33,431)	46,947	n.m.
Bell CTS U.S.	(186)	(57)	(129)	n.m.	(648)	(57)	(591)	n.m.
Bell CTS video subscribers (1) (2)	2,158,569	2,103,713	54,856	2.6%	2,158,569	2,103,713	54,856	2.6%
Bell CTS Canada (2)	2,153,378	2,097,681	55,697	2.7%	2,153,378	2,097,681	55,697	2.7%
Bell CTS U.S. (2)	5,191	6,032	(841)	(13.9%)	5,191	6,032	(841)	(13.9%)
n.m.: not meaningful
(1)Effective January 1, 2026, we updated the definitions of these metrics. See section 1.1, Financial highlights for more information.
(2)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
30 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Bell CTS video net subscriber losses increased by 3,848 in Q3 2026, compared to Q3 2025, from greater net losses in Bell CTS Canada of 3,719 and Bell CTS U.S. of 129. In the first nine months of the year, Bell CTS video net subscriber activations of 12,868, improved by 46,356, compared to net subscriber losses of 33,488 last year, mainly due to an improvement in Bell CTS Canada net activations of 46,947, partly offset by greater net losses in Bell CTS U.S. of 591.
Bell CTS Canada video net subscriber losses increased by 3,719 in Q3 2026, compared to Q3 2025, from greater IPTV net losses, reflecting customer adoption of OTT services and reduced pull-through on fewer Internet activations, partly offset by growth in our streaming bundles, which launched in August of 2025. During the first nine months of the year, video net subscriber activations of 13,516 improved by 46,947, compared to net subscriber losses of 33,431 last year as streaming bundles net activations, more than offset the greater IPTV net losses, due to the factors discussed above.
Bell CTS U.S. video net subscriber losses increased by 129 in Q3 2026 and by 591 in the first nine months of the year, compared to the same periods last year, driven by the acquisition of Ziply Fiber on August 1, 2025, which contributed to net subscriber losses for only a two-month period in the comparable period last year, along with higher year-over-year net losses, as traditional IPTV services are challenged by customer adoption of OTT services.
Bell CTS video subscribers at September 30, 2026 totalled 2,158,569, up 2.6% from 2,103,713 subscribers reported at the end of Q3 2025, due to an increase in Bell CTS Canada, partly offset by a decline from Bell CTS U.S.
Bell CTS Canada video subscribers at September 30, 2026 totalled 2,153,378 up 2.7% from 2,097,681 subscribers reported at the end of Q3 2025.
Bell CTS U.S. video subscribers at September 30, 2026 totalled 5,191, down 13.9% compared to 6,032 at the end of Q3 2025.
Wireline voice

	Q3 2026	Q3 2025	Change	% change	YTD 2026	YTD 2025	Change	% change
Bell CTS retail residential NAS lines net losses	(48,659)	(45,990)	(2,669)	(5.8%)	(135,949)	(138,120)	2,171	1.6%
Bell CTS Canada	(45,604)	(42,866)	(2,738)	(6.4%)	(125,959)	(134,996)	9,037	6.7%
Bell CTS U.S.	(3,055)	(3,124)	69	2.2%	(9,990)	(3,124)	(6,866)	n.m.
Bell CTS retail residential NAS lines (1)	1,586,229	1,766,361	(180,132)	(10.2%)	1,586,229	1,766,361	(180,132)	(10.2%)
Bell CTS Canada	1,520,348	1,685,045	(164,697)	(9.8%)	1,520,348	1,685,045	(164,697)	(9.8%)
Bell CTS U.S. (1)	65,881	81,316	(15,435)	(19.0%)	65,881	81,316	(15,435)	(19.0%)
n.m.: not meaningful
(1)See section 2.2, Customer connections - Total BCE customer connections in this MD&A for more information on the adjustments made to these metrics.
Bell CTS retail residential NAS lines net losses increased by 5.8% in Q3 2026 compared to Q3 2025, from greater net losses in Bell CTS Canada of 6.4%, moderated by fewer net losses in Bell CTS U.S. of 2.2%. Conversely, during the first nine months of the year, net losses decreased by 1.6% from lower net losses in Bell CTS Canada of 6.7%, partly offset by greater net losses in Bell CTS U.S. of 6,866.
Bell CTS Canada retail residential NAS lines net losses increased by 6.4% in the quarter, compared to the same period last year, mainly due to fewer gross activations resulting from continued substitution to wireless and Internet-based technologies, combined with less pull-through on lower Internet activations, partly offset by reduced customer deactivations, reflecting fewer number of customers coming off of promotional offers. Conversely, during the first nine months of the year, net losses decreased by 6.7%, compared to the same period last year, as lower customer deactivations more than offset the reduced year-over-year gross activations, reflecting the same factors discussed above.
Bell CTS U.S. retail residential NAS lines net losses decreased by 2.2% in Q3 2026, compared to Q3 2025, driven by lower year-over-year deactivations, partly offset by the acquisition of Ziply Fiber on August 1, 2025, which contributed to net subscriber losses for only a two-month period in the comparable period last year, as customers continue to transition to wireless and Internet-based technologies. Conversely, in the first nine months of the year, net losses increased by 6,866 compared with the same period last year, from the impact of the acquisition of Ziply Fiber on August 1, 2025, which contributed to net subscriber losses for only a two-month period in the comparable period last year.
Bell CTS retail residential NAS lines of 1,586,229 at September 30, 2026, declined by 10.2% from 1,766,361 lines reported at the end of Q3 2025, due to a decline in both Bell CTS Canada and in Bell CTS U.S.
Bell CTS Canada retail residential NAS lines of 1,520,348 at September 30, 2026, declined by 9.8% from 1,685,045 lines reported at the end of Q3 2025.
Bell CTS U.S. retail residential NAS lines of 65,881 at September 30, 2026, decreased by 19.0% from 81,316 lines reported at the end of Q3 2025.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 31

Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A, in the BCE 2026 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions of this MD&A.
Assumptions applicable to Bell CTS Canada
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of fifth generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
Assumptions applicable to Bell CTS U.S.
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience
32 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

3.2 Bell Media
Key business developments
FIFA World Cup 2026 Ratings
Bell Media's coverage of FIFA World Cup 2026 reached 30.5 million Canadians, representing 75% of the population, across TSN, RDS, CTV, Noovo and Crave. The tournament averaged 1.6 million viewers across 104 matches, while the final drew a record average audience of 6.4 million, becoming the most-watched FIFA World Cup match ever in Canada.
Crave adds selection of Télé-Québec programming
Crave expanded the reach of Québec productions across Canada by adding a selection of Télé-Québec fiction, documentary and children’s programming to its offering. English subtitles are available for several titles, helping Québec stories reach broader French- and English-speaking audiences and supporting the discoverability of local creators nationwide.
Bell Media agreement with Jeff Frost’s Bristol Circle Entertainment
Bell Media expanded its investment in premium original drama through a first-look development agreement with Jeff Frost's Bristol Circle Entertainment, focused on developing original scripted series for CTV and Crave. The agreement combines Bell Media's reach and commissioning expertise with Bristol Circle Entertainment's track record in premium television to create Canadian content for audiences at home and around the world.
Québec’s 2026 provincial election leaders’ debate on Crave and Noovo
Crave and Noovo presented Québec’s 2026 provincial election leaders’ debate, bringing together the leaders of the province’s five main political parties. The event marked the first leaders’ debate on Crave and the first produced by Noovo Info, reaching more than 1.3 million viewers on Noovo and continuing to draw audiences on Crave, where it remains available on demand.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 33

Financial performance analysis
Q3 2026 performance highlights

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Media results
Revenues

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
External revenues	713	648	65	10.0%	2,229	2,097	132	6.3%
Inter-segment revenues	90	84	6	7.1%	270	253	17	6.7%
Bell Media operating revenues	803	732	71	9.7%	2,499	2,350	149	6.3%
34 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Bell Media operating revenues increased by 9.7% in Q3 2026, compared to the same period last year, driven by higher subscriber, advertising, and other revenues. In the first nine months of the year, operating revenues increased by 6.3% year over year, due to higher subscriber and other revenues, while advertising revenues were essentially stable year over year. Operating revenues included growth from digital revenues (1) of 19.9% in Q3 2026 and of 11.1% year to date, compared to the same periods in 2025.
•Advertising revenues increased by 9.0% in Q3 2026, compared to last year, driven by strong cross-platform sports performance, including the successful broadcast of the 2026 FIFA World Cup, as well as growth in digital video advertising revenues, supported by increased adoption of ad-supported subscription tiers on Crave, moderated by continued softness in traditional advertising demand. Year-to-date advertising revenues were essentially stable year over year, reflecting the lower demand for traditional advertising, lower audio revenues following the divestitures in 2025 of 45 radio stations, the unfavourable year-over-year impact from the 2025 Canadian Federal Election and the shift in advertising dollars to the principal broadcaster of the 2026 Olympic Winter Games, offset by the growth in sports and digital video advertising revenues as discussed above.
•Subscriber revenues increased by 9.5% in this quarter and by 9.3% year to date, compared to the same periods in 2025, due to strong growth in Crave and sports streaming revenues primarily from higher DTC streaming subscribers, driven by the favourable impact from the 2026 FIFA World Cup and the continued expansion of Crave, partly offset by ongoing erosion in BDU subscribers. In the first nine months of the year, the growth in subscriber revenues was also favourably impacted by a retroactive adjustment related to a contract with a Canadian TV distributor.
•Other revenues increased in Q3 2026, compared to the same period last year, driven by higher program sales, including the distribution of Canadian original content. In the first nine months of the year, the increase in other revenues was also favourably impacted by higher revenues from Formula 1 (F1) Canadian Grand Prix 2026 and the acquisition of Sphere Abacus in May 2025.
Operating costs and adjusted EBITDA

	Q3 2026	Q3 2025	$ change	% change		YTD 2026	YTD 2025	$ change	% change
Operating costs	(547)	(495)	(52)	(10.5%)		(1,844)	(1,719)	(125)	(7.3%)
Adjusted EBITDA	256	237	19	8.0%		655	631	24	3.8%
Adjusted EBITDA margin	31.9%	32.4%		(0.5)	pts	26.2%	26.9%		(0.7)	pts
Bell Media operating costs increased by 10.5% in Q3 2026 and by 7.3% year to date, compared to the same periods last year, due to:
•Costs associated with the 2026 FIFA World Cup
•Increased content costs, including higher costs to support the growth in Crave
These factors were partly offset by:
•Savings from cost reduction initiatives, mainly workforce reductions
The increase in year-to-date operating costs also reflected higher expenses associated with the F1 Canadian Grand Prix 2026 and the operating expenses of Sphere Abacus as a result of the acquisition in May 2025, partly mitigated by the favourable impact from the rescinded Canadian federal digital services tax and lower expenses due to the radio station divestitures in 2025.
Bell Media adjusted EBITDA increased by 8.0% in Q3 2026 and by 3.8% in the first nine months of the year, compared to the same periods in 2025, attributable to growth in operating revenues, partly offset by higher operating costs.
Adjusted EBIT

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Adjusted EBITDA	256	237	19	8.0%	655	631	24	3.8%
less: Severance, acquisition and other costs	(4)	(6)	2	33.3%	(10)	(21)	11	52.4%
Depreciation and amortization	(56)	(58)	2	3.4%	(174)	(179)	5	2.8%
Impairment of assets	—	(976)	976	100.0%	—	(976)	976	100.0%
Adjusted EBIT	196	(803)	999	n.m.	471	(545)	1,016	n.m.
n.m.: not meaningful
Bell Media adjusted EBIT in the third quarter of 2026 and on a year-to-date basis in 2026 increased by $999 million and $1,016 million, respectively, compared to the same periods last year, mainly due to no impairment in 2026 on Bell Media's assets as compared to an impairment charge of $976 million in the third quarter of 2025 and on a year-to-date basis in 2025 for English and French TV services, radio markets and our OOH advertising business.
(1)Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand (VOD) services.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 35

Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2025 Annual MD&A, as updated or supplemented in the BCE 2026 First Quarter MD&A, in the BCE 2026 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business
36 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

4 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt

	September 30, 2026	December 31, 2025	$ change	% change
Long-term debt	35,308	34,904	404	1.2%
less: 50% of junior subordinated debt (1)	(2,914)	(2,149)	(765)	(35.6%)
Debt due within one year	6,205	6,155	50	0.8%
50% of preferred shares (2)	1,608	1,644	(36)	(2.2%)
Cash	(650)	(314)	(336)	n.m.
Cash equivalents	(3)	(6)	3	50.0%
Net debt (3)	39,554	40,234	(680)	(1.7%)
n.m.: not meaningful
(1)50% of junior subordinated debt is excluded as it has been afforded equity treatment by certain credit rating agencies.
(2)50% of outstanding preferred shares of $3,216 million and $3,288 million at September 30, 2026 and December 31, 2025, respectively, are classified as debt consistent with the treatment by certain credit rating agencies.
(3)Net debt is a non-GAAP financial measure. See section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.
The increase of $50 million in debt due within one year and the increase of $404 million in long-term debt were due to:
•the issuance by Bell Canada of Series D Fixed-to-Fixed Rate Junior Subordinated Notes (Series D Notes), with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Fixed-to-Fixed Rate Junior Subordinated Notes (Series E Notes), with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-69 MTN debentures, with a total principal amount of $900 million
•the issuance by Bell Canada of Series M-70 MTN debentures, with a total principal amount of $700 million
•the issuance by Bell Canada of Series US-11 Notes, with a total principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars)
•an increase in outstanding loans of $212 million in U.S. dollars ($291 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
Partly offset by:
•a decrease in notes payable (net of issuances) of $975 million
•the repayment at maturity of Series 1 Notes, with a total principal amount of $125 million
•the repayment at maturity of Series M-43 debentures, with a total principal amount of $650 million
•the repayment of the outstanding loan of $58 million in U.S. dollars ($81 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars) of:
•a principal amount of $353 million in U.S. dollars ($491 million in Canadian dollars) of its Series US-1 Notes, that had an outstanding principal amount of $1,150 million in U.S. dollars ($1,601 million in Canadian dollars)
•a principal amount of $98 million in U.S. dollars ($136 million in Canadian dollars) of its Series US-2 Notes, that had an outstanding principal amount of $426 million in U.S. dollars ($593 million in Canadian dollars)
•a principal amount of $109 million in U.S. dollars ($152 million in Canadian dollars) of its Series US-4 Notes, that had an outstanding principal amount of $421 million in U.S. dollars ($587 million in Canadian dollars)
•a principal amount of $91 million in U.S. dollars ($127 million in Canadian dollars) of its Series US-5 Notes, that had an outstanding principal amount of $417 million in U.S. dollars ($581 million in Canadian dollars)
•a principal amount of $84 million in U.S. dollars ($117 million in Canadian dollars) of its Series US-6 Notes, that had an outstanding principal amount of $459 million in U.S. dollars ($639 million in Canadian dollars)
•a principal amount of $143 million in U.S. dollars ($199 million in Canadian dollars) of its Series US-7 Notes, that had an outstanding principal amount of $533 million in U.S. dollars ($742 million in Canadian dollars)
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million of:
•a principal amount of $60 million of its Series M-3 MTN debentures, that had an outstanding principal amount of $200 million
•a principal amount of $301 million of its Series M-39 MTN debentures, that had an outstanding principal amount of $395 million
•a principal amount of $367 million of its Series M-45 MTN debentures, that had an outstanding principal amount of $400 million
•a principal amount of $345 million of its Series M-52 MTN debentures, that had an outstanding principal amount of $1,000 million
•a principal amount of $380 million of its Series M-60 MTN debentures, that had an outstanding principal amount of $600 million
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 37

•a decrease in debt of $290 million due to an early debt redemption gain as a result of the tender offers described above
•a net decrease of $80 million mainly due to lower lease liabilities and other debt, partly offset by foreign exchange fluctuations on U.S. debt for which we have entered into hedges. Refer to section 4.5, Financial risk management, of this MD&A for more details.
The increase in cash of $336 million and the decrease in cash equivalents of $3 million were mainly due to:
•$5,529 million of cash flows from operating activities
•$5,036 million of issuance of long-term debt
•$107 million from initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026
Partly offset by:
•$3,398 million repayment of long-term debt, excluding principal payment of lease liabilities
•$3,251 million of capital expenditures
•$1,224 million of dividends paid on BCE common shares
•$975 million decrease in notes payable (net of issuances)
•$797 million principal payment of lease liabilities
•$128 million purchase of shares for settlement of share-based payments
•$124 million increase in investments
•$116 million of cash flows from other financing activities which includes early debt redemption costs
•$113 million of business acquisitions
•$99 million dividends paid on BCE preferred shares
•$62 million paid for the repurchase of BCE preferred shares

4.2 Outstanding share data

Common shares outstanding	Number of shares
Outstanding, September 30, 2026	932,525,817

Stock options outstanding	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2026	5,503,174	62
Granted	3,341,630	36
Forfeited or expired	(104,936)	63
Outstanding, September 30, 2026	8,739,868	52
Exercisable, September 30, 2026	5,398,238	62
38 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

4.3 Cash flows

	Q3 2026	Q3 2025	$ change	% change	YTD 2026	YTD 2025	$ change	% change
Cash flows from operating activities	2,218	1,914	304	15.9%	5,529	5,432	97	1.8%
Capital expenditures	(1,330)	(891)	(439)	(49.3%)	(3,251)	(2,383)	(868)	(36.4%)
Cash dividends paid on preferred shares	(27)	(28)	1	3.6%	(99)	(105)	6	5.7%
Cash dividends paid by subsidiaries to NCI	(12)	(25)	13	52.0%	(36)	(38)	2	5.3%
Income taxes paid on significant divestitures	—	—	—	—	542	—	542	n.m.
Acquisition and other costs paid	5	33	(28)	(84.8%)	15	47	(32)	(68.1%)
Free cash flow	854	1,003	(149)	(14.9%)	2,700	2,953	(253)	(8.6%)
Principal payment of lease liabilities	(298)	(297)	(1)	(0.3%)	(797)	(879)	82	9.3%
Free cash flow after payment of lease liabilities (1)	556	706	(150)	(21.2%)	1,903	2,074	(171)	(8.2%)
Business acquisitions	(89)	(4,857)	4,768	98.2%	(113)	(4,880)	4,767	97.7%
Business dispositions	—	—	—	—	1	38	(37)	(97.4%)
Increase in investments	(50)	(9)	(41)	n.m.	(124)	(26)	(98)	n.m.
Decrease in investments	—	4,686	(4,686)	(100.0%)	11	4,686	(4,675)	(99.8%)
Income taxes paid on significant divestitures	—	—	—	—	(542)	—	(542)	n.m.
Acquisition and other costs paid	(5)	(33)	28	84.8%	(15)	(47)	32	68.1%
Decrease in short-term investments	—	—	—	—	—	400	(400)	(100.0%)
Spectrum licences	(29)	(3)	(26)	n.m.	(42)	(3)	(39)	n.m.
Other investing activities	23	(136)	159	n.m.	12	(131)	143	n.m.
Increase (decrease) in notes payable	996	98	898	n.m.	(975)	(628)	(347)	(55.3%)
Issue of long-term debt	—	2,898	(2,898)	(100.0%)	5,036	7,653	(2,617)	(34.2%)
Repayment of long-term debt, excluding principal payment of lease liabilities	(787)	(2,768)	1,981	71.6%	(3,398)	(8,167)	4,769	58.4%
Purchase of shares for settlement of share-based payments	(33)	(33)	—	—	(128)	(129)	1	0.8%
Repurchase of preferred shares	—	(67)	67	100.0%	(62)	(143)	81	56.6%
Cash dividends paid on common shares	(408)	(408)	—	—	(1,224)	(1,618)	394	24.4%
Other financing activities	—	(121)	121	100.0%	(116)	(188)	72	38.3%
	(382)	(753)	371	49.3%	(1,679)	(3,183)	1,504	47.3%
Effect of currency exchange rate changes on cash and cash equivalents	—	2	(2)	(100.0%)	2	2	—	n.m.
Net increase (decrease) in cash	173	(47)	220	n.m.	229	(1,112)	1,341	n.m.
Net increase in cash on initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026	—	—	—	—	107	—	107	n.m.
Net increase (decrease) in cash equivalents	1	2	(1)	(50.0%)	(3)	5	(8)	n.m.
n.m.: not meaningful
(1)Free cash flow after payment of lease liabilities is a non-GAAP financial measure. Refer to section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 39

Cash flows from operating activities and free cash flow
Cash flows from operating activities in the third quarter of 2026 increased by $304 million, compared to the same period last year, mainly due to higher working capital, lower income taxes paid, lower interest paid and lower severance, acquisition and other costs paid.
Cash flows from operating activities on a year-to-date basis in 2026 increased by $97 million, compared to the same period last year, mainly due to higher working capital, lower severance and other costs paid and higher adjusted EBITDA, partly offset by higher income taxes paid resulting from significant divestitures of $542 million and higher interest paid.
Free cash flow in the third quarter of 2026 decreased by $149 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
Free cash flow on a year-to-date basis in 2026 decreased by $253 million compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
Capital expenditures

	Q3 2026	Q3 2025	$ change	% change		YTD 2026	YTD 2025	$ change	% change
Bell CTS	1,288	860	(428)	(49.8%)		3,136	2,291	(845)	(36.9%)
Capital intensity (1)	23.5%	15.9%		(7.6)	pts	19.2%	14.3%		(4.9)	pts
Bell CTS Canada	1,063	732	(331)	(45.2%)		2,592	2,163	(429)	(19.8%)
Capital intensity	20.3%	13.9%		(6.4)	pts	16.6%	13.7%		(2.9)	pts
Bell CTS U.S.	225	128	(97)	(75.8%)		544	128	(416)	n.m.
Capital intensity	94.5%	80.0%		(14.5)	pts	77.1%	80.0%		2.9	pts
Bell Media	42	31	(11)	(35.5%)		115	92	(23)	(25.0%)
Capital intensity	5.2%	4.2%		(1.0)	pts	4.6%	3.9%		(0.7)	pts
BCE	1,330	891	(439)	(49.3%)		3,251	2,383	(868)	(36.4%)
Capital intensity	21.5%	14.7%		(6.8)	pts	17.5%	13.2%		(4.3)	pts
n.m.: not meaningful
(1)Capital intensity is defined as capital expenditures divided by operating revenues. Refer to section 9.6, KPIs in this MD&A for more information on this measure.
BCE capital expenditures of $1,330 million in Q3 2026 and $3,251 million in the first nine months of the year, increased by $439 million and $868 million, respectively, compared to the same periods last year. This corresponded to a capital intensity ratio of 21.5% in Q3 2026 and 17.5% year to date, up 6.8 pts and 4.3 pts year over year, respectively. The increases in capital expenditures over last year reflected the following:
•Higher capital spending in Bell CTS Canada of $331 million in Q3 2026 and $429 million year to date, compared to the same periods last year, driven by higher capital investments to support the growth in our Bell AI Fabric business as we continued to build-out the data centres, partly offset by slower FTTP footprint expansion in Canada
•Capital expenditures in Bell CTS U.S. increased by $97 million in Q3 2026 and by $416 million year to date, compared to the same periods in 2025, mainly due to the acquisition of Ziply Fiber on August 1, 2025, which contributed to capital expenditures for only a two-month period in the comparable periods last year. Capital spending was focused on the continued expansion of Ziply Fiber's FTTP network in the U.S.
•Greater capital spending in Bell Media of $11 million in Q3 2026 and $23 million year to date, compared to the same periods last year, driven by increased investments to support digital growth
Business acquisitions
On August 1, 2025, Bell Canada completed the acquisition of Ziply Fiber, for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars) which was $3.52 billion in U.S. dollars net of cash acquired ($4.84 billion in Canadian dollars net of cash acquired).
Decrease in investments
On July 1, 2025, BCE completed the disposition of its minority stake in MLSE. We recorded gross proceeds of $4.7 billion.

40 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Debt instruments
2026
In the third quarter of 2026, we repaid debt, net of issuances. This included:
•$1,085 million repayment of long-term debt comprised of:
•the repayment at maturity of Series M-43 debentures, with a total principal amount of $650 million
•the repayment of the outstanding loan of $58 million in U.S. dollars ($81 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•principal payment of lease liabilities of $298 million
•net payments of other debt of $56 million
Partly offset by:
•$996 million issuance (net of repayments) of notes payable
In the first nine months of 2026, we repaid debt, net of issuances. This included:
•$4,195 million repayment of long-term debt comprised of:
•the repayment at maturity of Series 1 Notes, with a total principal amount of $125 million
•the repayment at maturity of Series M-43 debentures, with a total principal amount of $650 million
•the repayment of the outstanding loan of $58 million in U.S. dollars ($81 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars), of an aggregate principal amount of $878 million in U.S. dollars ($1,222 million in Canadian dollars), representing part of the outstanding principal amount of six of its series of U.S. notes. Refer to section 4.1, Net Debt, of this MD&A for more details.
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,422 million, of an aggregate principal amount of $1,453 million representing part of the outstanding principal amount of five of its series of MTN debentures. Refer to section 4.1, Net Debt, of this MD&A for more details.
•principal payment of lease liabilities of $797 million
•net payments of other debt of $157 million
•$975 million repayments (net of issuance) of notes payable
Partly offset by:
•$5,036 million issuance of long-term debt comprised of:
•the issuance by Bell Canada of Series D Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series E Notes, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-68 MTN debentures, with a total principal amount of $750 million
•the issuance by Bell Canada of Series M-69 MTN debentures, with a total principal amount of $900 million
•the issuance by Bell Canada of Series M-70 MTN debentures, with a total principal amount of $700 million
•the issuance by Bell Canada of Series US-11 Notes, with a total principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars)
•an increase in outstanding loans of $212 million in U.S. dollars ($291 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•partly offset by $4 million of discounts on our debt issuances
2025
In the third quarter of 2025, we repaid debt, net of issuances. This included:
•$3,065 million repayment of long-term debt comprised of:
•the redemption, prior to maturity, of the outstanding principal amount of $1,594 million in U.S. dollars ($2,192 million in Canadian dollars) of Ziply Fiber's Term Notes
•the redemption, prior to maturity, of the outstanding principal amount of $367 million in U.S. dollars ($509 million in Canadian dollars) of Ziply Fiber's Funding Notes
•the repurchase by Bell Canada, in the open market, for a cash purchase price of $6 million, of a principal amount of $7 million of its Series M-55 MTN debentures, that had an outstanding principal amount of $90 million
•principal payment of lease liabilities of $297 million
•net payments of other debt of $61 million
Partly offset by:
•$2,898 million issuance of long-term debt comprised of:
•the issuance by Bell Canada of Series M-64 MTN debentures, with a total principal amount of $400 million
•the issuance by Bell Canada of Series M-65 MTN debentures, with a total principal amount of $500 million
•the issuance by Bell Canada of Series M-66 MTN debentures, with a total principal amount of $600 million
•the issuance by Bell Canada of Series M-67 MTN debentures, with a total principal amount of $500 million
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 41

•an increase in outstanding loans of $148 million in U.S. dollars ($206 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•an increase in outstanding loans of $500 million in U.S. dollars ($697 million in Canadian dollars) under a new unsecured term loan agreement
•partly offset by $5 million of discounts on our debt issuances
•$98 million issuance (net of repayments) of notes payable
In the first nine months of 2025, we repaid debt, net of issuances. This included:
•$9,046 million repayment of long-term debt comprised of:
•the repayment at maturity of Series M-47 MTN debentures with a total principal amount of $1,500 million
•the repayment at maturity of Series M-49 MTN debentures with a total principal amount of $600 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars), of an aggregate principal amount of $844 million in U.S. dollars ($1,205 million in Canadian dollars), representing part of the outstanding principal amount of five of its series of U.S. notes.
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $1,498 million, of an aggregate principal amount of $1,831 million representing part of the outstanding principal amount of four of its series of MTN debentures.
•the repurchase by Bell Canada, in the open market, for a cash purchase price of $6 million, of a principal amount of $7 million of its Series M-55 MTN debentures, that had an outstanding principal amount of $90 million, following the tender offers described above
•the repayment of the outstanding loan of $600 million in U.S. dollars ($814 million in Canadian dollars) under the Bell Mobility trade loan agreement
•the redemption, prior to maturity, of the outstanding principal amount of $1,594 million in U.S. dollars ($2,192 million in Canadian dollars) of Ziply Fiber's Term Notes
•the redemption, prior to maturity, of the outstanding principal amount of $367 million in U.S. dollars ($509 million in Canadian dollars) of Ziply Fiber's Funding Notes
•principal payment of lease liabilities of $879 million
•net payments of other debt of $145 million
•$628 million repayment (net of issuances) of notes payable
Partly offset by:
•$7,653 million issuance of long-term debt comprised of:
•the issuance of Series A Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,000 million U.S. dollars ($1,416 million in Canadian dollars)
•the issuance of Series B Fixed-to-Fixed Rate Junior Subordinated Notes (Series B Notes) with a total principal amount of $1,250 million U.S. dollars ($1,771 million in Canadian dollars)
•the issuance of Series C Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,250 million
•the issuance by Bell Canada of Series M-64 MTN debentures, with a total principal amount of $400 million
•the issuance by Bell Canada of Series M-65 MTN debentures, with a total principal amount of $500 million
•the issuance by Bell Canada of Series M-66 MTN debentures, with a total principal amount of $600 million
•the issuance by Bell Canada of Series M-67 MTN debentures, with a total principal amount of $500 million
•an increase in outstanding loans of $376 million in U.S. dollars ($521 million in Canadian dollars) under the Bell Canada unsecured committed term loan agreement
•an increase in outstanding loans of $500 million in U.S. dollars ($697 million in Canadian dollars) under a new unsecured term loan agreement
•the issuance of $3 million of other debt
•partly offset by $5 million of discounts on our debt issuances
Repurchase of preferred shares
2026
For the nine months ended September 30, 2026, BCE repurchased and canceled 2,886,461 First Preferred Shares under its normal course issuer bid (NCIB) for a total cost of $62 million.
2025
For the three and nine months ended September 30, 2025, BCE repurchased and canceled 3,482,011 and 7,844,542 First Preferred Shares under its NCIB for a total cost of $67 million and $143 million, respectively.

42 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Cash dividends paid on common shares
In the third quarter of 2026, cash dividends paid on common shares were $408 million, which remained unchanged compared to Q3 2025.
In the first nine months of 2026, cash dividends paid on common shares decreased by $394 million compared to the same period last year, due to a lower dividend paid in the first nine months of 2026 of $1.3125 per common share compared to $2.4325 per common share in the first nine months of 2025.

4.4 Post-employment benefit plans
For the three months ended September 30, 2026, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $109 million, due to an increase in the discount rate of 5.4% at September 30, 2026, compared to 4.9% at June 30, 2026, partly offset by a lower-than-expected return on plan assets and an increase in the effect of the asset limit.
For the nine months ended September 30, 2026, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $571 million, due to an increase in the discount rate of 5.4% at September 30, 2026, compared to 4.9% at December 31, 2025, partly offset by a lower-than-expected return on plan assets and an increase in the effect of the asset limit.
For the three months ended September 30, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $302 million, due to a higher-than-expected return on plan assets, partly offset by an increase in the effect of the asset limit. The discount rate of 4.8% at September 30, 2025 did not change compared to June 30, 2025.
For the nine months ended September 30, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $509 million, due to a higher-than-expected return on plan assets and an increase in the discount rate of 4.8% at September 30, 2025, compared to 4.7% at December 31, 2024, partly offset by an increase in the effect of the asset limit.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 43

4.5 Financial risk management
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			September 30, 2026		December 31, 2025
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	32,563	31,417	31,236	31,286
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	Classification	Fair value
		Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
September 30, 2026
Publicly-traded and privately-held investments (3) (4)	Other non-current assets	356	130	—	226
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(581)	—	(581)	—
Investments	Other non-current assets	242	—	242	—
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(513)	—	(513)	—
Investments	Other non-current assets	246	—	246	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in OCI in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to the Deficit in the statements of financial position when realized.
(4)In Q1 2026, our investment in the Montréal Canadiens was reclassified to Investments in associates and joint ventures in the statements of financial position.
Market risk
Currency exposures
In 2026, we entered into cross currency interest rate swaps with a notional amount of $372 million in U.S. dollars ($530 million in Canadian dollars), maturing in 2035, to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at September 30, 2026 was a net liability of $10 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $5 million on termination of a foreign currency swap with a notional amount of $372 million in U.S. dollars ($517 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes and an initial net liability of $15 million on termination of interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars) to hedge the fair value of our Series B Notes.
In 2026, following the repurchase of a portion of certain U.S. dollar debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $353 million in U.S. dollars ($464 million in Canadian
44 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

dollars) relating to our Series US-1 Notes, $98 million in U.S. dollars ($132 million in Canadian dollars) relating to our Series US-2 Notes, $109 million in U.S. dollars ($139 million in Canadian dollars) relating to our Series US-4 Notes, $91 million in U.S. dollars ($114 million in Canadian dollars) relating to our Series US-5 Notes, $84 million in U.S. dollars ($106 million in Canadian dollars) relating to our Series US-6 Notes and $143 million in U.S. dollars ($182 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $82 million.
In 2026, we entered into cross currency interest rate swaps with a notional amount of $650 million in U.S. dollars ($899 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-11 Notes maturing in 2036. The fair value of the cross currency interest rate swaps at September 30, 2026 was a net liability of $1 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2026, we entered into amortizing cross currency interest rate swaps with a notional amount of $213 million in U.S. dollars ($292 million in Canadian dollars) to hedge the U.S. currency exposure of other debt maturing in 2029. The fair value of the remaining amortizing cross currency interest rate swaps with a notional amount of $195 million in U.S. dollars ($268 million in Canadian dollars) at September 30, 2026 was a net asset of $8 million recognized in Other current assets and Other non-current assets in the statements of financial position.
The following table provides further details on our outstanding foreign currency forward contracts and options at September 30, 2026.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,144	CAD	1,604	2026	Loans
Cash flow	USD	1,172	CAD	1,620	2026	Commercial paper
Cash flow	USD	192	CAD	256	2026	Anticipated purchases
Cash flow	PHP	835	CAD	20	2026	Anticipated purchases
Cash flow	MAD	134	CAD	20	2026	Anticipated purchases
Cash flow	PHP	3,058	CAD	69	2026	Anticipated purchases
Cash flow	USD	546	CAD	728	2027	Anticipated purchases
Cash flow	USD	120	CAD	156	2028	Anticipated purchases
Economic	USD	3	CAD	4	2026	Anticipated purchases
Economic - call options	USD	30	CAD	39	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	131	USD	90	2026	Anticipated purchases
Economic - put options	USD	40	CAD	52	2026	Anticipated purchases
Economic - put options	CAD	27	USD	20	2026	Anticipated purchases
Economic - call options	USD	38	CAD	49	2027	Anticipated purchases
Economic - put options	USD	30	CAD	39	2027	Anticipated purchases
Economic - options (2)	USD	14	CAD	19	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
Economic - put options	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	—	CAD	7	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $37 million (gain of $7 million) recognized in net earnings at September 30, 2026 and a loss of $54 million (gain of $76 million) recognized in OCI at September 30, 2026, with all other variables held constant.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 45

Interest rate exposures
In 2026, we sold forward starting interest rate swaptions, effective in 2031 and maturing in 2036, with a notional amount of $750 million, for $5 million, to hedge economically the interest cost of our Series E Notes maturing in 2056. The fair value of the interest rate swaptions at September 30, 2026 was a liability of $6 million recognized in Other non-current liabilities in the statements of financial position.
In 2026, following the repurchase of a portion of our Series M-45 MTN debentures prior to maturity, we terminated the related interest rate swaps with a notional amount of $200 million used to hedge the fair value of these debentures and interest rate swaps with a notional amount of $200 million to hedge the interest cost of these debentures. The fair value of the interest rate swaps at the date of termination was a net liability of $8 million, of which $5 million and $3 million is reflected in the initial fair value of the interest rate swaps noted below relating to our Series EO Notes and Series M-45 MTN debentures, respectively.
In 2026, we entered into interest rate swaps to hedge the fair value and interest cost of debt instruments as follows:

Debt		Fair value hedge		Hedge of interest cost
Series	Maturity	Notional amount	Maturity	Notional amount	Maturity
B Notes	2055	530	2035	—	—
E Notes	2056	750	2036	750	2031
EH Notes	2041	400	2041	400	2031
EO Notes	2053	150	2046	150	2031-2032
EU Notes	2054	150	2046	150	2032
M-45 MTN debentures	2047	33	2047	33	2028
M-61 MTN debentures	2053	400	2046	400	2031
M-68 MTN debentures	2033	750	2029	—	—
M-70 MTN debentures	2056	700	2046	700	2031
The fair value of these interest rate swaps at September 30, 2026 was a net liability of $135 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position and reflects an initial liability of $8 million, as described above.
A 1% increase (decrease) in interest rates would result in a loss of $22 million (gain of $10 million) recognized in net earnings and a gain of $75 million (loss of $80 million) recognized in OCI for the nine months ended September 30, 2026, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2026 and December 31, 2025 was a net liability of $254 million and $187 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $35 million and $64 million for the three and nine months ended September 30, 2026, respectively, and a gain of $31 million (loss of $11 million) for the three and nine months ended September 30, 2025, respectively, relating to the equity forward contracts is recognized in Other (expense) income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $19 million recognized in net earnings at September 30, 2026, with all other variables held constant.

4.6 Credit ratings
BCE's and Bell Canada's key credit ratings from Moody's Investors Service, Inc. and DBRS Limited remain unchanged from those described in section 6.6, Credit ratings of the BCE 2025 Annual MD&A.
On September 21, 2026, S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P), lowered Bell Canada's subordinated long-term debt rating to BB+ from BBB-, consistent with S&P's rating on Bell Canada's junior subordinated long-term debt. At the same time, S&P affirmed all of BCE's and Bell Canada's other existing ratings. The outlook associated with the S&P ratings remains negative.
All of S&P's ratings on Bell Canada's commercial paper and senior (unsubordinated) long-term debt remain investment grade according to S&P's rating scale, with S&P's BBB- rating representing its last investment grade rating rank. The new BB+ rating on Bell Canada's subordinated long-term debt is considered below an investment grade rating on S&P's rating scale.
46 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

4.7 Liquidity
This section contains forward-looking statements, including relating to the sources of liquidity we expect to use to meet our 2026 cash requirements and to fund the development of our Saskatchewan AI data centre. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Available liquidity
Total available liquidity (1) at September 30, 2026 was $3.7 billion, comprised of $650 million in cash, $3 million in cash equivalents, $700 million available under our securitized receivables program and $2.3 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $1.7 billion of commercial paper outstanding).
Total available liquidity at December 31, 2025 was $2.5 billion, comprised of $314 million in cash, $6 million in cash equivalents, $700 million available under our securitized receivables program and $1.5 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $2.5 billion of commercial paper outstanding).
We expect that our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financings will permit us to meet our cash requirements in 2026 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements. We also expect to have sufficient liquidity from our cash on hand and potential debt financings to fund the development of our previously announced Saskatchewan AI data centre.
Should our 2026 cash requirements exceed our cash, cash equivalents, short-term investments, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.
We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.
Credit facilities
On January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made under the unsecured committed term loan agreement of $700 million in U.S. dollars ($972 million in Canadian dollars) that Bell Canada entered into on April 14, 2025, to finance certain purchase obligations. On April 13, 2026, a fifth loan advance of $110 million in U.S. dollars ($152 million in Canadian dollars) was made. As a result, the $700 million in U.S. dollars ($972 million in Canadian dollars) term loan facility is fully drawn. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.

4.8 Litigation
Recent developments in legal proceedings
The following is an update to the legal proceedings described in the BCE 2025 AIF under section 8, Legal proceedings.
Class action concerning wireless system access fees
On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the now Saskatchewan Court of King’s Bench against a number of wireless service providers, including Bell Mobility and its predecessors Bell MTS and Bell Aliant. The claim alleged, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers, and is seeking unspecified general and punitive damages. In 2017, the court granted certification only on the grounds of unjust enrichment for a national class encompassing all customers, wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada. On October 16, 2026, the court granted the applications and dismissed the certified class action for delay in its entirety, as against all defendants. On November 2, 2026, the plaintiff filed a notice of appeal with the Court of Appeal for Saskatchewan.

(1)Available liquidity is a non-GAAP financial measure. Refer to section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 47

5 Quarterly financial information

BCE’s Q3 2026 Financial Statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by the BCE Board on November 4, 2026.
The following table, which was also prepared in accordance with IFRS Accounting Standards, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues
Service	5,412	5,491	5,350	5,439	5,329	5,267	5,172	5,287
Product	770	685	818	965	720	818	758	1,135
Total operating revenues	6,182	6,176	6,168	6,404	6,049	6,085	5,930	6,422
Adjusted EBITDA	2,786	2,702	2,631	2,664	2,762	2,674	2,558	2,605
Severance, acquisition and other (costs) income	(46)	(50)	6	(147)	(82)	(41)	(247)	(154)
Depreciation	(961)	(985)	(983)	(1,002)	(969)	(949)	(941)	(933)
Amortization	(385)	(391)	(373)	(368)	(340)	(338)	(331)	(317)
Impairment of assets	(2)	(6)	(5)	(40)	(970)	(8)	(9)	(4)
Net gains (losses) on investments	2	(2)	(1)	52	5,175	(8)	(2)	(1)
Net earnings	701	629	667	632	4,555	644	683	505
Net earnings attributable to common shareholders	630	558	616	594	4,502	579	630	461
EPS - basic and diluted	0.67	0.60	0.66	0.64	4.84	0.63	0.68	0.51
Weighted average number of common shares outstanding – basic (millions)	932.5	932.5	932.5	932.5	932.5	930.9	920.3	912.3

48 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2025 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as updated in the BCE 2026 First Quarter MD&A and the BCE 2026 Second Quarter MD&A.

6.1 Canadian regulatory environment
Radiocommunication Act
Consultation on 26, 28 and 38 Gigahertz millimetre wave spectrum licensing framework
On May 14, 2026, Innovation, Science and Economic Development Canada (ISED) released its decision on the policy and licensing framework for spectrum in the 26 Gigahertz (GHz) and 38 GHz spectrum bands. The decision established the licensing framework for spectrum in these bands and provided for an auction of millimetre wave (mmWave) spectrum licences. The auction was scheduled to begin in October 2027. On September 24, 2026, ISED announced a three-month delay to the start of the mmWave auction and thus, it is now scheduled to begin January 25, 2028. It is unclear what impact the licensing framework and auction could have on our business and financial results at this time.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 49

7 Business risks

The following is an update to the risk factors described in the BCE 2025 Annual MD&A under section 9, Business risks and the other sections of the BCE 2025 Annual MD&A referred to therein.
Update to the description of business risks
In connection with the ongoing development and expansion of our Bell AI Fabric data centre business, we are subject to the following additional risks.
As we grow our AI data centre business through the development of our data centre facilities, including the 300 MW facility currently under development in Saskatchewan and the potential phased development of up to 900 MW of additional capacity at that site, we may be required to commit significant operational and capital expenditures substantially in advance of such data centre facilities generating revenue. This will increase our exposure to the risks associated with the construction and operation of data centres and to risks affecting the AI sector generally, including the risks described below.
The development of large-scale data centre facilities is complex and subject to risks and uncertainties, many of which are beyond our control, including risks relating to delays in obtaining permits or approvals, the delivery of power and connectivity to the facilities, the availability and cost of labour, equipment and materials, supply chain disruptions and tariffs, inflation, unanticipated environmental issues and geological problems, and the performance of our construction partners and suppliers. There can be no assurance that this or any future facility will be completed on schedule or within budget. Construction delays or cost overruns could defer the commencement of revenues under our customer agreements, increase our capital expenditures and financing requirements beyond current expectations, reduce the expected returns on these projects and expose us to remedies in favour of our customers. In certain circumstances, significant construction delays may also permit our data centre customers to terminate their agreements, which could result in the loss of expected revenues and require us to secure replacement customers. Once in operation, these facilities must meet demanding availability and service level requirements, and failure to meet our contractual commitments to customers, whether due to construction delays, operational issues, power or cooling disruptions or other reasons, may cause us to incur financial penalties and loss of revenues.
The revenues we expect to derive from our AI data centre business are currently concentrated in a small number of customers that are specialized AI infrastructure and compute providers and our ability to generate revenue from our AI data centre business will therefore be highly dependent on the creditworthiness of our customers. Participants in the AI sector, including our customers, are making significant investments, and certain of them have incurred, and may continue to incur, substantial indebtedness and other financing obligations to fund those investments. The ability of our customers to perform their obligations to us and to supply and fund the compute hardware deployed in our facilities, depends on, among other factors, their continued access to capital on acceptable terms, the demand for and pricing of AI compute services and on investor and lender confidence in the AI sector. Although our customer agreements are long-term and contain contractual protections intended to mitigate counterparty credit risk, including advance billing and upfront set-up fees and prepayments, those protections may not cover all amounts owed to us. A default by, or a deterioration in the financial condition of, one of our customers could interrupt or reduce the payments we receive, delay the revenue and earnings contribution we expect from these facilities and leave capital invested in a facility until a replacement customer is secured on acceptable terms. As we expand our AI data centre business, including through the proposed additional capacity in Saskatchewan, our exposure to customer concentration and counterparty credit risk may increase.
Data centre development is also subject to increasing scrutiny from governments and local communities regarding land, power and environmental impacts, which could result in stricter permitting requirements, changes in laws, moratoriums on data centre development or community opposition that could increase our costs or delay, limit or prevent the development or expansion of our facilities.
Our ability to generate returns from our AI data centre investments over the long term also depends on continued demand for AI data centre capacity, which is inherently uncertain. Advancements in the efficiency of AI models, changes in the pace of AI adoption, a slowdown or downturn in the AI sector, increasing competition from other data centre providers, decisions by AI providers to develop their own facilities, or evolving AI regulatory frameworks could reduce demand for data centre capacity. Such developments could also affect our ability to renew or re-contract our tenant agreements on favourable terms, or at all, upon their expiry.
50 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

8 Accounting policies

BCE’s Q3 2026 Financial Statements were prepared in accordance with IFRS Accounting Standards, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by the BCE Board on November 4, 2026. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2025, except as described in Note 3, Adoption of amended accounting standards. BCE's Q3 2026 Financial Statements do not include all of the notes required in the annual financial statements.
Adoption of amended accounting standards
As required, on January 1, 2026, we adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 issued by the IASB. Under the amendments, financial liabilities are derecognized on the settlement date when they are extinguished. Financial liabilities settled in cash using an electronic payment system may be derecognized prior to the settlement date when the required conditions are met. Similarly, financial assets are derecognized when the contractual rights to the cash flows expire or the asset is transferred.
The table below shows the initial impact of adopting these amendments.

	December 31, 2025 as reported	Impact of Amendments to IFRS 9 and IFRS 7	January 1, 2026, upon adoption of Amendments to IFRS 9 and IFRS 7
Statements of financial position:
Cash	314	107	421
Trade and other receivables	4,474	2	4,476
Trade payables and other liabilities	4,392	109	4,501
In accordance with the transitional provisions of the amendments, comparative periods have not been restated. The remaining amendments to IFRS 9 and IFRS 7 did not have a significant impact on our financial statements.
Future changes to accounting standards
The following accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027, applied retrospectively. Early application is permitted.
IFRS 20 – Regulatory Assets and Regulatory Liabilities
Sets out requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expenses.
Under IFRS 20, regulatory assets and liabilities, with corresponding amounts of regulatory income and expenses, are recognized when the total allowed compensation for regulatory goods or services supplied in one reporting period is included in determining the regulated rates charged to customers in a different period.
IFRS 20 does not replace the requirements of IFRS 15 - Revenue from Contracts with Customers or other IFRS accounting standards.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2029, applied retrospectively or using a modified retrospective approach. Early application is permitted.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 51

9 Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.
National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:
•Non-GAAP financial measures
•Non-GAAP ratios
•Total of segments measures
•Capital management measures
•Supplementary financial measures
This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

9.1 Non-GAAP financial measures
A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.
Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.
Adjusted net earnings
The term adjusted net earnings does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.
We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.
52 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net earnings attributable to common shareholders	630	4,502	1,804	5,711
Reconciling items:
Severance, acquisition and other costs	46	82	90	370
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	35	(31)	64	11
Net (gains) losses on investments	(2)	(5,175)	1	(5,165)
Net early debt redemption costs (gains)	—	154	(89)	(203)
Impairment of assets	2	970	13	987
Income taxes for the above reconciling items	(16)	239	5	255
NCI for the above reconciling items	—	(8)	—	(8)
Adjusted net earnings	695	733	1,888	1,958
Available liquidity
The term available liquidity does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.
We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash.
The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	September 30, 2026	December 31, 2025
Cash	650	314
Cash equivalents	3	6
Amounts available under our securitized receivables program (1)	700	700
Amounts available under our committed bank credit facilities (2)	2,344	1,450
Available liquidity	3,697	2,470
(1)At September 30, 2026 and December 31, 2025, $700 million was available under our securitized receivables program, under which we borrowed $1,139 million in U.S. dollars ($1,616 million in Canadian dollars) and $1,163 million in U.S. dollars ($1,594 million in Canadian dollars) as at September 30, 2026 and December 31, 2025, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.
(2)At September 30, 2026 and December 31, 2025, respectively, $2,344 million and $1,450 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,168 million in U.S. dollars ($1,656 million in Canadian dollars) and $1,861 million in U.S. dollars ($2,550 million in Canadian dollars) as at September 30, 2026 and December 31, 2025, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.
Free cash flow, free cash flow after payment of lease liabilities and excess free cash flow
The terms free cash flow, free cash flow after payment of lease liabilities and excess free cash flow do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
In Q1 2026, we updated our definitions of free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow, free cash flow after payment of lease liabilities and excess free cash flow previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.
We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 53

pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define excess free cash flow as free cash flow less dividends paid on common shares.
We consider free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.
The following tables provide reconciliations of cash flows from operating activities to free cash flow, free cash flow after payment of lease liabilities and excess free cash flow on a consolidated basis.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	2,218	1,914	5,529	5,432
Capital expenditures	(1,330)	(891)	(3,251)	(2,383)
Cash dividends paid on preferred shares	(27)	(28)	(99)	(105)
Cash dividends paid by subsidiaries to NCI	(12)	(25)	(36)	(38)
Income taxes paid on significant divestitures	—	—	542	—
Acquisition and other costs paid	5	33	15	47
Free cash flow	854	1,003	2,700	2,953
Principal payment of lease liabilities	(298)	(297)	(797)	(879)
Free cash flow after payment of lease liabilities	556	706	1,903	2,074

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	2,218	1,914	5,529	5,432
Capital expenditures	(1,330)	(891)	(3,251)	(2,383)
Cash dividends paid on preferred shares	(27)	(28)	(99)	(105)
Cash dividends paid by subsidiaries to NCI	(12)	(25)	(36)	(38)
Income taxes paid on significant divestitures	—	—	542	—
Acquisition and other costs paid	5	33	15	47
Free cash flow	854	1,003	2,700	2,953
Dividends paid on common shares	(408)	(408)	(1,224)	(1,618)
Excess free cash flow	446	595	1,476	1,335

54 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Net debt
The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s statements of financial position.
We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.
Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	September 30, 2026	December 31, 2025
Long-term debt	35,308	34,904
Less: 50% of junior subordinated debt	(2,914)	(2,149)
Debt due within one year	6,205	6,155
50% of preferred shares	1,608	1,644
Cash	(650)	(314)
Cash equivalents	(3)	(6)
Net debt	39,554	40,234

9.2 Non-GAAP ratios
A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS
The term adjusted EPS does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 9.1, Non-GAAP financial measures.
We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
Dividend payout ratio and dividend payout ratio after payment of lease liabilities
The terms dividend payout ratio and dividend payout ratio after payment of lease liabilities do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We define dividend payout ratio after payment of lease liabilities as dividends paid on common shares divided by free cash flow after payment of lease liabilities. Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures. For further details on free cash flow and free cash flow after payment of lease liabilities, see section 9.1, Non-GAAP financial measures.
We consider dividend payout ratio and dividend payout ratio after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses because they show the sustainability of the company’s dividend payments.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 55

9.3 Total of segments measures
A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.
Adjusted EBITDA and Bell CTS adjusted EBITDA
We define adjusted EBITDA as operating revenues less operating costs.
We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings. The following tables provide reconciliations of net earnings to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

	YTD 2026	Q3 2026	Q2 2026	Q1 2026
Net earnings	1,997	701	629	667
Severance, acquisition and other costs (income)	90	46	50	(6)
Depreciation	2,929	961	985	983
Amortization	1,149	385	391	373
Finance costs
Interest expense	1,378	465	469	444
Net return on post-employment benefit plans	(110)	(37)	(36)	(37)
Impairment of assets	13	2	6	5
Net losses (gains) on investments	1	(2)	2	1
Other (income) expense	(85)	11	(58)	(38)
Income taxes	757	254	264	239
BCE adjusted EBITDA	8,119	2,786	2,702	2,631
Less: Bell Media adjusted EBITDA	(655)	(256)	(244)	(155)
Bell CTS adjusted EBITDA	7,464	2,530	2,458	2,476

	Q4 2025	YTD 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net earnings	632	5,882	4,555	644	683	505
Severance, acquisition and other costs	147	370	82	41	247	154
Depreciation	1,002	2,859	969	949	941	933
Amortization	368	1,009	340	338	331	317
Finance costs
Interest expense	453	1,322	457	442	423	431
Net return on post-employment benefit plans	(25)	(77)	(26)	(26)	(25)	(17)
Impairment of assets	40	987	970	8	9	4
Net (gains) losses on investments	(52)	(5,165)	(5,175)	8	2	1
Other (income) expense	(102)	(185)	95	30	(310)	102
Income taxes	201	992	495	240	257	175
BCE adjusted EBITDA	2,664	7,994	2,762	2,674	2,558	2,605
Less: Bell Media adjusted EBITDA	(151)	(631)	(237)	(235)	(159)	(169)
Bell CTS adjusted EBITDA	2,513	7,363	2,525	2,439	2,399	2,436

56 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

Adjusted EBIT and Bell CTS adjusted EBIT
We define adjusted EBIT as operating revenue less operating costs, severance, acquisition and other costs, depreciation and amortization and impairment of assets.
We define Bell CTS adjusted EBIT as BCE adjusted EBIT less Bell Media adjusted EBIT.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings. The following table provides a reconciliation of net earnings to BCE adjusted EBIT and Bell CTS adjusted EBIT.

	YTD 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	YTD 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net earnings	1,997	701	629	667	632	5,882	4,555	644	683	505
Reconciling items:
Finance costs
Interest expense	1,378	465	469	444	453	1,322	457	442	423	431
Net return on post-employment benefit plans	(110)	(37)	(36)	(37)	(25)	(77)	(26)	(26)	(25)	(17)
Net losses (gains) on investments	1	(2)	2	1	(52)	(5,165)	(5,175)	8	2	1
Other (income) expense	(85)	11	(58)	(38)	(102)	(185)	95	30	(310)	102
Income taxes	757	254	264	239	201	992	495	240	257	175
BCE Adjusted EBIT	3,938	1,392	1,270	1,276	1,107	2,769	401	1,338	1,030	1,197
Less: Bell Media adjusted EBIT	(471)	(196)	(183)	(92)	(91)	545	803	(168)	(90)	(109)
Bell CTS adjusted EBIT	3,467	1,196	1,087	1,184	1,016	3,314	1,204	1,170	940	1,088

9.4 Capital management measures
A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.
The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.
Net debt leverage ratio
The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 9.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

9.5 Supplementary financial measures
A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.
An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.
BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 57

9.6 KPIs
In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic priorities. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition
Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.
Mobile phone blended ARPU	ARPU is defined as Bell CTS Canada wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.
Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.
Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit
Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.
Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.
A wireline subscriber unit consists of an active revenue-generating unit with access to standalone services, including Internet, retail video, and/or retail residential NAS. A wireline subscriber is included in our subscriber base once a billing relationship has been established following the installation and operation of the service at the customer premise and the customer’s purchase of a subscription.
•Internet subscribers include both retail and wholesale subscribers and are primarily represented by a dwelling unit or a business location. Customers are classified as FTTH subscribers when the fibre optic cable is terminated at the customer’s home or apartment, and the Internet service is delivered over the fibre network.
•Retail video subscribers consist of IPTV subscribers which are primarily represented by a dwelling unit or a business location and also include bundled streaming service subscribers. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship.
•Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

58 BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT

10 Controls and procedures

Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc.     2026 THIRD QUARTER SHAREHOLDER REPORT 59